Exhibit 99.2

EXECUTION VERSION

Up to USD 50,000,000

CREDIT AGREEMENT

Dated as of June 26, 2023

Between

HUT 8 HOLDINGS INC.

as Borrower

and

COINBASE CREDIT, INC.

as Lender, Collateral Agent and Administrative Agent

Table of Contents

Page

Article I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01.	Certain Defined Terms.	1
Section 1.02.	Computation of Time Periods	17
Section 1.03.	Terms Generally	17
Section 1.04.	Defaults and Blocking Events	18

Article II

AMOUNTS AND TERMS OF THE ADVANCE

Article III

CONDITIONS TO EFFECTIVENESS AND LENDING

Section 3.01.	Conditions Precedent to Effectiveness of Section 2.01	27
Section 3.02.	Conditions Precedent to each Borrowing	29

Article IV

REPRESENTATIONS AND WARRANTIES

Section 4.01.	Representations and Warranties of the Borrower	30

Article V

COVENANTS OF THE BORROWER

Section 5.01.	Affirmative Covenants	35
Section 5.02.	Negative Covenants	38

Article VI

EVENTS OF DEFAULT

Section 6.01.	Events of Default	40

Article VII

MISCELLANEOUS

Exhibits

Exhibit A - Form of Promissory Note

Exhibit B - Form of Notice of Borrowing

Exhibit C - Form of Assignment and Acceptance

Exhibit D - Form of Pledge and Collateral Account Control Agreement

Exhibit E - Form of Compliance Certificate

Schedule 1 - Authorized Borrower Contacts for Notices

Exhibit F - Form of LTV Breach Notice

Exhibit G - Form of Margin Funding Notice

Exhibit H - Form of Guaranty

CREDIT AGREEMENT

Dated as of June 26, 2023.

Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, the "Borrower") and Coinbase Credit, Inc. ("Coinbase Credit") a corporation organized and existing under the laws of the State of Delaware, as Lender, Collateral Agent and Administrative Agent, agree as follows:

Article I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01.      Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Actual LTV Ratio" means, at any time, the ratio (expressed as a percentage) of (a)      the aggregate principal amount of the Loan outstanding at such time, to (b) the Prevailing Market Value of the Collateral at such time.

"Additional Collateral" has the meaning given to it in Section 2.06(a)(i).

"Administrative Agent" means Coinbase Credit.

"Adverse Proceeding" means, with respect to any Person, any action, suit, proceeding, notice, demand, hearing (in each case, whether administrative, judicial or otherwise), investigation, inquiry or arbitration (whether or not purportedly on behalf of such Person or any of its Affiliates) at law or in equity, or before, by, or relating to any Governmental Authority, domestic or foreign, whether pending or, to the knowledge of such Person or any of its Affiliates, threatened against or affecting such Person or any of its Affiliates or any property of such Person or any of its Affiliates.

"Affiliate" means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person means the possession, direct or indirect, of the power to vote 30% or more of the Voting Stock of such Person or to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

"Agent" means each of the Administrative Agent and the Collateral Agent.

"Anti-Corruption Laws" means all laws, rules, regulations and requirements of any jurisdiction (including the U.S.), in each case, as amended from time to time, concerning or relating to bribery, money laundering or corruption, including, without limitation, the FCPA, Corruption of Foreign Public Officials Act (Canada) and all other applicable anti-bribery and corruption laws.

"Anti-Money Laundering Laws" means any Laws concerning or relating to money laundering, terrorist financing, or financial recordkeeping and reporting, including the Money Laundering Control Act of 1986 and the PATRIOT Act and applicable Canadian AML Legislation.

Europe/2023608797.19

"Applicable Accounting Rules" means, (a) prior to the Hut Amalgamation, International Financial Reporting Standards and (b) thereafter, United States Generally Accepted Accounting Principles.

"Applicable Law" means, with respect to any Person, collectively, all international, foreign, federal, state, provincial, territorial and local laws, statutes, treaties, rules, guidelines, regulations, orders, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case applicable to such Person.

"Applicable Margin" means 5.0% per annum.

"Assignment and Acceptance" means an assignment and acceptance entered into by the Lender and an assignee of the Lender in substantially the form of Exhibit C hereto.

"Availability Period" means:

(a)            in relation to Loan A, the period from (and including) the Effective Date to and including the date falling 15 Business Days after the Effective Date;

(b)            in relation to Loan B, the period from (and including) the date falling 30 calendar days after the Effective Date to and including the date falling 15 Business Days thereafter; and

(c)            in relation to Loan C, the period from (but excluding) the Business Combination Date to and including the date falling 15 Business Days after the Business Combination Date.

"Blocking Event" means:

(a)            a Default has occurred and is continuing;

(b)            the Loan has become due and payable pursuant to Section 2.03, or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under a Loan Document or any combination of the foregoing) require repayment or prepayment of the Loan under Section 2.03, has occurred;

(c)            the Lender has notified the Borrower that an event referred to in Section 2.07 has occurred;

(d)            the Actual LTV Ratio is equal to or in excess of the Top Up LTV; or

(e)            a Margin Funding Notice has been delivered pursuant to Section 2.06 but the required Additional Collateral has not been delivered.

"Borrower Change of Control" means that the Administrative Agent determines, acting reasonably, that the Guarantor ceases to control the Borrower. For the purposes of this definition, "control" of the Borrower means that each of the below are satisfied:

(a)            the Guarantor (whether directly or indirectly through any person beneficially) has the power to direct the management and policies of the Borrower;

(b)            the Guarantor holds, whether directly or indirectly through any person beneficially, 100% of the voting share capital and issued share capital of the Borrower; and

(c)            the Guarantor has the power to appoint or remove all of the managers, the directors or other equivalent officers of the Borrower.

"Borrowing" means the borrowing consisting of a Loan made by the Lender.

"BTC Financing" means any margin loan, derivative, synthetic derivative, exchangeable or convertible debt, stock loan, repo or other similar digital asset-related financing, hedging, preference share, monetisation transaction or borrowing transaction (or any equivalent or combination of such transactions) entered into by the Guarantor or any of its Affiliates that is collateralised by or secured over or otherwise entered into in respect of or relating to or by reference to Bitcoin (BTC).

"Business Combination" has the meaning specified in the definition of "Business Combination Date".

"Business Combination Agreement" means the Business Combination Agreement, dated February 6, 2023, by and among Hut 8 Mining Corp., U.S. Data Mining Group, Inc. and Hut 8 Corp., as amended, restated, supplemented or modified from time to time.

"Business Combination Date" means the date on which the business combination between the Guarantor and U.S. Data Mining Group, Inc. d/b/a "US BITCOIN" pursuant to the terms of the Business Combination Agreement (being the "Business Combination"), is consummated.

"Business Day" means a day of the year (other than a Saturday or Sunday) on which banks are not required or authorized by law to close in New York City.

"Canadian AML Legislation" means any applicable Canadian law regarding anti-money laundering, antiterrorist financing, government sanctions and related matters, including the Criminal Code, (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the United Nations Act (Canada), together with all rules, regulations and interpretations thereunder or related thereto, including the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and the United Nations Al-Qaida and Taliban Regulations promulgated under the United Nations Act.

"Canadian Defined Benefit Plan" means any Canadian Pension Plan which contains or has ever contained a "defined benefit provision" as defined in subsection 147.1(1) of the ITA, other than a Multi-Employer Plan where the sole financial obligation of the employer is to make fixed contributions set by agreement.

"Canadian Multi-Employer Plan" means a "multi-employer pension plan", as such term is defined in the Pension Benefits Act (British Columbia) or an equivalent plan under pension standards legislation in another applicable jurisdiction in Canada.

"Canadian Pension Plan" means each pension plan or plan subject to, or required to be registered under, any Canadian federal, provincial or territorial law, that is maintained or contributed to by any Loan Party or any Subsidiary thereof for its employees or former employees or in respect of which any Loan Party or any Subsidiary thereof has any obligation, but does not include the Canada Pension Plan or the Quebec Pension Plan as maintained by the Government of Canada or the Province of Quebec, respectively.

"Canadian Sanctions List" means the list of names subject to the Regulations Establishing a List of Entities made under subsection 83.05(1) of the Criminal Code (Canada), the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism and/or the United Nations Al-Qaida and Taliban Regulations, and the Special Economic Measures Act (Canada), all as published by the Office of the Superintendent of Financial Institutions Canada.

"Cash" means U.S. Dollars.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority.

"Code" means the Internal Revenue Code of 1986 of the United States of America.

"Coinbase Exchange" means Coinbase's digital currency exchange platform .

"Collateral" has the meaning given to it in the Pledge and Collateral Account Control Agreement.

"Collateral Account" means an account with account number f768ad37-3feb-442b-b61d-e0bdae635c52 opened in the name of the Borrower with the Custodian in New York pursuant to the Custody Agreement.

"Collateral Agent" means Coinbase Credit.

"Collateral Documents" means the Pledge and Collateral Account Control Agreement, the Custody Agreement and any other agreement or document that creates or purports to create a Lien on property of the Borrower in favor of the Collateral Agent.

"Commitment" means, in aggregate, the Loan A Commitment, the Loan B Commitment and the Loan C Commitment, in each case to the extent not cancelled, reduced or transferred by the Lender under this Agreement.

"Confidential Information" means information relating to the Guarantor or the Borrower or any of their respective businesses that the Guarantor or the Borrower furnishes to the Lender, other than any such information that is or becomes generally available to the public or that is or becomes available to the Lender, the Administrative Agent or the Collateral Agent on a non-confidential basis prior to disclosure by the Guarantor or any Affiliate of the Guarantor.

"Connection Income Taxes" means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

"Consolidated" refers to the consolidation of accounts in accordance with Applicable Accounting Rules.

"Constituent Documents" means (a) with respect to any Person, (i) if such other Person is a corporation, its articles of incorporation, amalgamation, arrangement or continuance and the bylaws (or equivalent or comparable constitutive documents with respect to such Person's jurisdiction of organization), (ii) if such other Person is a limited liability company, the certificate of formation or articles of formation or organization and operating agreement, and (iii) if such other Person is a partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such Person.

"Contractual Obligation" means, as applied to any Person, any provision of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

"Control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

"Custodian" means Coinbase Custody Trust Company, LLC.

"Custody Agreement" means the Coinbase prime broker custody agreement dated May 26, 2023 between the Borrower and the Custodian.

"Day Count Fraction" means, in respect of any early repayment or prepayment date, a number equal to the higher of (a) the quotient of (i) the number of calendar days during the period commencing on such early repayment date and ending on the date which is six (6) months from the Drawdown Date in respect of Loan A divided by (ii) 365, and (b) zero.

"Debt" of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables not overdue by more than 60 days incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with Applicable Accounting Rules, recorded as capital leases, (f) all obligations, contingent or otherwise, of such Person in respect of acceptances, letters of credit or similar extensions of credit, (g) all obligations of such Person in respect of hedge agreements or repurchase agreements, (h) all Debt of others referred to in clauses (a) through (g) above or clause (i) below and other payment obligations (collectively, "Guaranteed Debt") guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person, and (i) all Debt referred to in clauses (a) through (h) above (including Guaranteed Debt) secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt.

"Default" means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

"Deleveraging Trigger Period" means any period after the Effective Date beginning on any day on which the Administrative Agent determines that the Prevailing Market Value is less than 60% of the Prevailing Market Value as of 9 a.m. (New York City Time) on the Effective Date and ending on the first day thereafter when the Administrative Agent determines that the Prevailing Market Value is equal to or greater than the Prevailing Market Value as of 9 a.m. (New York City Time) on the Effective Date.

"Drawdown Date" means the date on which a Loan is disbursed to the Borrower pursuant to Section 2.02(a).

"Early Termination Fee" means as of any determination date, an amount in USD calculated by the Administrative Agent equal to the product of (i) the principal amount of the Loan being repaid or prepaid, multiplied by (ii) 5.0%, multiplied by (iii) the applicable Day Count Fraction.

"Early Repayment" has the meaning given to it in Section 2.03(b).

"Effective Date" has the meaning specified in Section 3.01.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of the Borrower shall continue to be considered an ERISA Affiliate of the Borrower within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of the Borrower and with respect to liabilities arising after such period for which Borrower could be liable under the Code or ERISA.

"ERISA Event" means (i) a "reportable event" within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Code) or the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by the Borrower or any of its ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan resulting in liability to the Borrower or any of its Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which might constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on the Borrower or any of its ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of the Borrower or any of its ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any potential liability therefor, or the receipt by the Borrower or any of its ERISA Affiliates of notice from any Multiemployer Plan that it is in insolvency pursuant to Section 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A of ERISA; (viii) the occurrence of an act or omission which could give rise to the imposition on the Borrower or any of its ERISA Affiliates of fines, penalties, taxes or related charges under Chapter 43 of the Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Pension Plan; (ix) the assertion of a material claim (other than routine claims for benefits) against any Pension Plan or the assets thereof, or against the Borrower or any of its ERISA Affiliates in connection with any Pension Plan; (x) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Code; or (xi) with respect to any Pension Plan, the imposition of a Lien on the Borrower or any of its ERISA Affiliates pursuant to Section 430(k) of the Code or ERISA or a violation of Section 436 of the Code.

"Event of Default" has the meaning specified in Section 6.01.

"Exchange Act" means the Securities Exchange Act of 1934.

"Excluded Taxes" means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, capital taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of the Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes; (b) withholding Taxes imposed on amounts payable to or for the account of the Recipient with respect to an applicable interest on a loan or commitment hereunder pursuant to a law in effect on the date on which the Recipient acquires an interest in such loan or commitment pursuant to an assignment or changes its lending office, except in each case to the extent that amounts with respect to such Taxes were payable either to the Recipient's assignor immediately before the Recipient became a party to this Agreement or to the Recipient immediately before it changed its lending office; (c) any Canadian withholding Taxes that would not have been imposed but for: (A) a Recipient (i) not dealing at arm's length (within the meaning of the Income Tax Act (Canada)) with the Borrower or (ii) being a "specified shareholder"(as that term is defined in subsection 18(5) of the Income Tax Act (Canada)) of the Borrower or a person not dealing at arm's length with such a "specified shareholder" or (B) a payment being the deduction component of a "hybrid mismatch arrangement" under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Income Tax Act (Canada) contained in proposals to amend the Income Tax Act (Canada) released on April 29, 2022 (except where such Recipient does not deal at arm's length with the Borrower, is a "specified shareholder" of the Borrower or a person not dealing at arm's length with such a "specified shareholder" or where the Borrower is a "specified entity" in respect of such Recipient (in each case for purposes of the Income Tax Act (Canada)), solely in connection with or as a result of such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced rights under any Loan Document); (d) Taxes attributable to such Recipient's failure to comply with Section 2.09(f); and (e) any withholding Taxes imposed under FATCA.

"FATCA" means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code, the Intergovernmental Agreement between Canada and the United States for the enhanced exchange of Tax information under the Canada-U.S. Tax Convention and Part XVIII and Part XIX of the Income Tax Act (Canada), and any guidance issued in connection therewith.

"FCPA" means the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

"Federal Funds Rate" means, in respect of any day, "Federal Funds Target Rate – Upper Bound", as published on Bloomberg page <FDTR Index> at 7:30 a.m. (New York City time) (or on any successor screen or page) or, if such rate is not available in respect of any day, such alternative rate as the Administrative Agent may determine is an appropriate replacement interest rate, acting in good faith and in a commercially reasonable manner.

"Final Maturity Date" means the date that is 364 days from the first Drawdown Date in respect of Loan A.

"Financial Statements" means, as of any relevant date and for any relevant period, as applicable, the Guarantor's balance sheet, income statement, cash flow statement, statement of sources and uses of fund and statement showing changes in equity and any exhibits and notes thereto, which shall be prepared (a) prior to the Hut Amalgamation, in Canadian Dollars and (b) thereafter, in U.S. Dollars, in each case, all in accordance with Applicable Accounting Rules.

"First Priority" means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Collateral is subject to no Liens other than Permitted Liens.

"Galaxy Financing" means the financing provided under that certain Revolving Credit Agreement, dated as of February 22, 2022, by and between Hut 8 Holdings Inc. and Galaxy Digital LLC.

"Governmental Authority" means any nation or government, any state, province, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, whether federal, state, provincial, territorial, local or foreign, including any supra-national bodies, any public international organizations, such as the World Bank and the IMF, and any other entity (private or public) charged with the regulation of the financial markets (including central banks).

"Guarantor" means Hut 8 Mining Corp., and including Hut 8 Corp., its successor in interest pursuant to the terms of the Business Combination Agreement.

"Guarantor Change of Control" means, at any time, any person or group of persons acting in concert:

(a)           obtains the power to direct the management and policies of the Guarantor through the ownership or holding of voting share capital, by contract or otherwise;

(a)            acquires, or enters into an agreement with any shareholder of the Guarantor to acquire, whether directly or indirectly, more than 50% of the voting share capital of the Guarantor;

(b)            acquires or holds more than 50% of the voting share capital or issued shares capital of the Guarantor;

(c)            has the power to appoint or remove all or a majority of the directors or other equivalent officers of the Guarantor;

(d)            has the power to manage or give directions with respect to the operating and/or financial policies of the Guarantor with which the directors or other equivalent officers of the Guarantor are obliged to comply, through ownership of share capital, by contract or otherwise; or

(e)            acquires or holds a sufficiently large holding of the voting or other share capital (or any class thereof) of the Guarantor to trigger any "change of control" (or equivalent acceleration, repayment or prepayment rights) in respect of any of the Guarantor's financial indebtedness, in each case, as determined by the Administrative Agent, acting reasonably, where "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate to obtain or consolidate control of the Guarantor, provided that the Business Combination shall not comprise a Guarantor Change of Control.

"Guaranty" means the guaranty dated as of the date hereof, substantially in the form of Exhibit H, by the Guarantor in favor of the Lender, pursuant to which the Guarantor guaranties the Obligations.

"Hedging Costs" means any cost, loss or expense incurred by the Lender, following an Event of Default, as a result of establishing, terminating, liquidating, obtaining or re-establishing any hedge or related trading position in respect of its risks arising out of the Loan Documents in circumstances where the Collateral Agent is unable to liquidate, dispose of or otherwise realize Collateral in a timely manner.

"Hut Amalgamation" means the Amalgamation (as defined in the Business Combination Agreement) and implemented pursuant to the Plan of Arrangement contemplated thereunder.

"Improper Payment" has the meaning given to it in Section 4.01(p)(iii).

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Initial LTV" means:

(a)            subject to paragraph (b) below, 60%; and

(b)            during any Deleveraging Trigger Period, 55%.

"Insolvency Event" means, with respect to any Person, such Person shall (i) generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally; or (ii) make a general assignment for the benefit of creditors; or any proceeding shall be initiated or instituted by or against such Person seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors (including pursuant to the Canada Companies' Creditors Arrangement Act, the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada), proceedings under the United States Bankruptcy Code and provisions of corporate statutes (including the Canada Business Corporations Act and any provincial corporate statutes) that provide for a stay of proceedings), or seeking the entry of an order for relief or stay, or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and, in the case of any such proceeding initiated or instituted against it (but not initiated or instituted by it), either such proceeding shall remain undismissed or unstayed for a period of sixty (60) or more days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or (iii) take any corporate action to authorize any of the foregoing.

"Interest Period" means the period commencing on the Drawdown Date to and excluding the first day of the calendar month falling immediately after the Drawdown Date and, thereafter, each subsequent one (1) month period commencing on the first day of each calendar month; provided, however, that:

(a)            if the Maturity Date would otherwise occur during an Interest Period, such Interest Period shall end on such date with respect to the outstanding principal amount of the Loan;

(b)            whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the immediately preceding Business Day; and

(c)            whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

"Laws" means, collectively, all international, foreign, Federal, state, provincial, territorial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority, self-regulatory organization, market, exchange, or clearing facility charged with the enforcement, interpretation or administration thereof, and all applicable Orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, self-regulatory organization, market, exchange, or clearing facility, in each case whether or not having the force of law.

"Lender" means Coinbase Credit, Inc. or any Person that shall become a party hereto pursuant to Section 7.06.

"Lending Office" means the office of the initial Lender specified as its "Lending Office" opposite its name on the signature pages below, and with respect to any other Lender, the office of such Lender specified as its "Lending Office" in the Assignment and Acceptance pursuant to which such Lender became a Lender, or such other office of the Lender as the Lender may from time to time specify to the Administrative Agent.

"Lien" means any lien, mortgage, pledge, charge or other security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

"Liquidation LTV" means:

(a)            subject to paragraph (b) below, 80%; and

(b)            during any Deleveraging Trigger Period, 75%.

"Loan" means:

(a)            Loan A, Loan B or Loan C;

(b)            following the drawing of Loan B, shall mean the consolidated loan of Loan A and Loan B; and

(c)            following the drawing of Loan C, shall mean the consolidated loan of Loan A, Loan B and Loan C.

"Loan A" means the term loan facility made available under this Agreement and described in Section 2.01(a) below.

"Loan A Commitment" means USD 15,000,000.

"Loan B" means the term loan facility made available under this Agreement and described in Section 2.01(a) below.

"Loan B Commitment" means USD 20,000,000.

"Loan C" means the term loan facility made available under this Agreement and described in Section 2.01(a) below.

"Loan C Commitment" means USD 15,000,000.

"Loan Document" means any of (a) this Agreement, (b) the Promissory Note, (c) the Collateral Documents, (d) the Guaranty and (e) all other documents, certificates, instruments or agreements executed and delivered by or on behalf of the Borrower or the Guarantor for the benefit of any Agent or the Lender in connection herewith on or after the date hereof.

"Loan Party" means together or individually, as applicable, the Borrower and the Guarantor.

"LTV Breach Notice" means a notice delivered upon the Actual LTV Ratio being equal to or in excess of the Liquidation LTV pursuant to Section 2.03(g), substantially in the form of Exhibit F.

"Margin Funding Deadline" means, with respect to any Margin Funding Notice delivered pursuant to Section 2.06(a)(i) hereof or any Subsequent Margin Funding Notice delivered pursuant to Section 2.06(a)(ii), in each case, no later than twenty-four (24) hours after receipt by the Borrower of such Margin Funding Notice or Subsequent Margin Funding Notice.

"Margin Funding Notice" means a notice delivered by the Administrative Agent pursuant to Section 2.06(a)(i), substantially in the form of Exhibit G.

"Material Adverse Change" means any material adverse change in the financial condition, operations or properties of the Borrower and its Subsidiaries taken as a whole.

"Material Adverse Effect" means a material adverse effect on (a) the financial condition, operations, or properties of the Borrower and its Subsidiaries taken as a whole, (b) the rights and remedies of the Administrative Agent, the Collateral Agent or the Lender under any Loan Document, (c) the ability of the Borrower to perform its obligations under any Loan Document to which it is a party, (d) the legality, validity or enforceability of any of the Loan Documents or the rights or remedies of the Lender, the Administrative Agent or the Collateral Agent thereunder, or (e) the priority or perfection of any Lien granted or purported to be granted under any Collateral Document.

"Maturity Date" means the earliest of: (i) the Final Maturity Date, (ii) the date on which an Early Repayment occurs pursuant to Section 2.03(b) after which the outstanding principal amount of the Loan has been reduced to zero, and (iii) the date on which the Loan becomes due and payable following the occurrence of a Default or an Event of Default or pursuant to Section 2.03(c), Section 2.03(d) or Section 2.03(f) or Section 2.07 or Section 2.12 or otherwise pursuant to this Agreement.

"Multiemployer Plan" means a "multiemployer plan" as defined in Section 3(37) of ERISA that is contributed to or required to be contributed to by the Borrower or any of its ERISA Affiliates.

"Notice of Borrowing" has the meaning specified in Section 2.02(b).

"Obligations" means all obligations of every nature of the Borrower, including obligations from time to time owed to Agents (including former Agents), Lenders or any of them, under any Loan Document, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to the Borrower, would have accrued on any Obligation, whether or not a claim is allowed against the Borrower for such interest in the related bankruptcy proceeding), fees, expenses, indemnification or otherwise.

"OFAC" means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

"Ontario Litigation" means Hut 8 Mining Corp. v. Bay Power Corp. et al, filed with the Ontario Superior Court of Justice.

"Order" means any order, writ, judgment, injunction, decision, decree, edict, stipulation, ruling, subpoena, verdict, determination or award, whether preliminary or final, made, entered, rendered or otherwise put into effect by or under the authority of any Governmental Authority.

"Original Financial Statements" means the Financial Statements of the Guarantor which comprise the unaudited condensed consolidated interim statements of financial position as at March 31, 2023 and December 31, 2022, and the unaudited condensed consolidated interim statements of income and comprehensive income, the unaudited condensed consolidated interim statements of cash flows and the unaudited condensed consolidated statements of changes in shareholders' equity for the three months ended March 31, 2023 and 2022.

"Other Connection Taxes" means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Loan or any Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

"PATRIOT Act" means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended from time to time.

"PBGC" means the Pension Benefit Guaranty Corporation or any successor thereto.

"Pension Plan" means an "employee pension benefit plan" as defined in Section 3(2) of ERISA that is sponsored, maintained or contributed to, or required to be contributed to, by the Borrower or any of its ERISA Affiliates (other than a Multiemployer Plan) and is subject to Section 412 of the Code or Section 302 of ERISA.

"Permitted Liens" means the Liens permitted under this Agreement pursuant to Section 5.02(a)(i) through (iv).

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, trust, unincorporated association, joint venture, limited liability company or other entity, or a government or any political subdivision or agency thereof, or any other entity.

"Pledge and Collateral Account Control Agreement" means the agreement dated on or about the date hereof between the Borrower, the Custodian and the Collateral Agent in respect of and creating, inter alia, a Lien over, the Collateral Account.

"Prevailing Market Value" means the price of Bitcoin (BTC) as determined by the Administrative Agent by reference to executed transactions on the Coinbase Exchange.

"Promissory Note" means the promissory note of the Borrower payable to the Lender, in the form of Exhibit A hereto, evidencing the aggregate indebtedness of the Borrower to the Lender resulting from the Loan made by the Lender.

"Recipient" means the Administrative Agent or the Lender.

"Release LTV" means:

(a)            subject to paragraph (b) below, 50%; and

(b)            during any Deleveraging Trigger Period, 45%.

"Release Request Notice" has the meaning given to it in Section 2.06(b)(i).

"Relevant Jurisdiction" means, in respect of any person:

(a)            its jurisdiction of incorporation or, if not incorporated, the jurisdiction under whose laws it is established;

(b)            any jurisdiction where any asset subject to or intended to be subject to the Lien to be created by the Collateral Documents is situated or any jurisdiction the laws of which are the governing law of such asset;

(c)            in the case of the Guarantor or the Borrower, any jurisdiction where such Guarantor or Borrower, as applicable, conducts its business; and

(d)            each jurisdiction whose laws govern a Loan Document to which it is party or the creation or granting of any Collateral Documents entered into by it or the perfection of any Lien.

"Restricted Party" means any Person that is, or any Person directly or indirectly owned or controlled by, or acting on behalf of any Person that is: (i) listed on any Sanctions List; (ii) resident, operating, located, or organized under the laws of any Sanctioned Jurisdiction; (iii) a government of any Sanctioned Jurisdiction; or (iv) otherwise a target of Sanctions ("target of Sanctions" signifying a person with whom a person subject to the jurisdiction of a Sanctions Authority would be prohibited or restricted by that Sanctions Authority from engaging in trade, business, or other activities).

"Risk Transfer" means the entry into one or more hedging, risk participation, derivative or similar transactions (howsoever described or documented).

"Sanctioned Jurisdiction" means, at any time, a country, a territory or region that is, or whose government is, the subject or target of any Sanctions.

"Sanctions" means economic, trade or financial sanctions, requirements, or embargoes imposed, administered, or enforced from time to time by any Sanctions Authority.

"Sanctions Authority" means the United States (including, without limitation, OFAC and the U.S. Department of State), Canada, the United Kingdom (including, without limitation, His Majesty's Treasury), the European Union and any EU member state, the United Nations Security Council, and any other relevant sanctions authority.

"Sanctions List" means any list maintained by, or public announcement of Sanctions designation made by, any Sanctions Authorities, including but not limited to the List of Specially Designated Nationals and Blocked Persons and the Sectoral Sanctions Identifications Lists maintained by OFAC, the Consolidated United Nations Security Council Sanctions List, the Consolidated List of Financial Sanctions Targets maintained by His Majesty's Treasury, and the European Union's lists of restrictive measures against persons and entities issued pursuant to Council Regulation (EC) No. 881/2002 of 27 May 2002, Council Regulation (EC) No. 2580/2001 of 27 December 2001 and Council Common Position 2005/725/CFSP of 17 October 2005, each as amended, supplemented or substituted from time to time and, for certainty, including the Canadian Sanctions List.

"Secured Parties" has the meaning assigned to that term in the Pledge and Collateral Account Control Agreement.

"Solvent" means, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute an unreasonably small capital and (e) such Person is not otherwise an "insolvent person" as defined in the Bankruptcy and Insolvency Act (Canada). The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

"Subsequent Margin Funding Notice" has the meaning given in Section 2.06(a)(ii).

"Subsidiary" means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a "qualifying share" of the former Person shall be deemed to be outstanding.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including, without limitation, backup withholding and value-added tax), assessments, fees or other charges imposed by any Governmental Authority, irrespective of the manner in which they are collected or assessed, including any interest, additions to tax or penalties applicable thereto.

"Top Up LTV" means:

(a)            subject to paragraph (b) below, 70%; and

(b)            during any Deleveraging Trigger Period, 65%.

"UCC" means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in any applicable jurisdiction.

"Unenforceability Event" has the meaning given in Section 2.03(d).

"United States" or "U.S." means the United States of America.

"Unsecured Account" means an account with account number 641ef568-20dc-464e-9036-70f05f1d9902 opened in the name of the Borrower with the Custodian, pursuant to the Custody Agreement.

"U.S. Dollars", "U.S.$", "Dollars", "USD" and "$" means the lawful currency of the United States.

"Voting Stock" means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Section 1.02.      Computation of Time Periods. In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including," and the words "to" and "until" each mean "to but excluding."

Section 1.03.      Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person's successors and assigns, (c) the words "herein," "hereof" and "hereunder," and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 1.04.      Defaults and Blocking Events. A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived. An Event of Default is "continuing" if it has not been waived in writing by the Lender or the Lender and Borrower have not agreed in writing that such event is no longer continuing. A Blocking Event is "continuing" if any event or circumstance set out in any paragraph of the definition thereof has occurred and the circumstances set out therein continue to apply.

Article II

AMOUNTS AND TERMS OF THE ADVANCE

Section 2.01.      The Loan.

(a)            The Lender agrees on the terms and conditions hereinafter set forth herein, to make available to the Borrower:

(i)            a term loan facility in USD in an aggregate principal amount equal to the Loan A Commitment and which shall be available for drawing during the applicable Availability Period;

(ii)            a term loan facility in USD in an aggregate principal amount equal to the Loan B Commitment and which shall be available for drawing during the applicable Availability Period; and

(iii)            a term loan facility in USD in an aggregate principal amount equal to the Loan C Commitment and which shall be available for drawing during the applicable Availability Period.

Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.

(b)            The Lender's Commitment shall automatically and permanently expire at the close of business (New York City time) on the Final Maturity Date.

Section 2.02.      Making the Loan.

(a)              The Borrowing of Loan A shall be made in a single disbursement of Loan A. The Borrowing of Loan B shall be made in a single disbursement of Loan B. Subject to the occurrence of and following the Business Combination Date, the Borrowing of Loan C shall be made in a single disbursement of Loan C.

(b)            Each disbursement shall be made on notice given not later than 11:00 a.m. (New York City time) one (1) Business Day prior to the date of the proposed Borrowing, by the Borrower to the Lender. Each notice of Borrowing (a "Notice of Borrowing") shall be in writing, by e-mail, in substantially the form of Exhibit B hereto, specifying therein the requested date of the Borrowing. Upon fulfillment of the applicable conditions set forth in Article III, the Lender will make the funds available to the Borrower in an account designated by the Borrower in the Notice of Borrowing.

(c)            A Notice of Borrowing shall be irrevocable and binding on the Borrower.

(d)            With effect on and from the first date of the Interest Period commencing immediately following the occurrence of the Drawdown Date in respect of Loan B, Loan B will be consolidated into Loan A and treated as a single Loan. With effect on and from the first date of the Interest Period commencing immediately following the occurrence of the Drawdown Date in respect of Loan C, Loan C will be consolidated into Loan A and Loan B and treated as a single Loan.

Section 2.03.      Repayment and Prepayment.

(a)            Unless a prepayment in full under this Section 2.03 or Section 2.07, has occurred, the Borrower shall repay to the Lender the entire outstanding amount of the Loan on the Final Maturity Date.

(b)            At any time and from time to time the Borrower may voluntarily prepay any outstanding Loan in whole or in part, but if in part, subject to a minimum prepayment amount of $5,000,000, by sending a notice to the Administrative Agent at least two (2) Business Days prior to the day of such prepayment (an "Early Repayment"), which notice shall state the proposed date and aggregate principal amount of such prepayment.

(c)             If a Borrower Change of Control or Guarantor Change of Control has occurred and is continuing, the Lender shall give notice thereof to the Borrower, and the Borrower shall within one (1) Business Day prepay in full the then outstanding and unpaid principal amount of the Loan plus any other amounts owing to the Lender under the Loan Documents.

(d)            If the Liens in the Collateral created under the Collateral Documents cease to be enforceable first priority Liens in favor of the Lender (except to the extent expressly permitted thereunder) ("Unenforceability Event"), the Lender shall give notice thereof to the Borrower, and the Borrower shall on the date of receipt of such notice prepay in full the then outstanding and unpaid principal amount of the Loan plus any other amounts owing to the Lender under the Loan Documents.

(e)            The Borrower may voluntarily prepay the outstanding Loans in whole at any time without prior notice within thirty (30) days after the occurrence of (i) the Administrative Agent, the Collateral Agent, the Lender or the Custodian failing to maintain its registration in good standing with the New York Department of Financial Services, (ii) the Administrative Agent, the Collateral Agent, the Lender or the Custodian ceasing, or announcing its intention to cease, conducting business in the State of New York or (iii) an Insolvency Event occurs with respect to the Administrative Agent, the Collateral Agent, the Lender or the Custodian.

(f)            If at any time (whether or not it is a Business Day or within normal business hours) the Actual LTV Ratio is equal to or in excess of the Liquidation LTV, the Administrative Agent may deliver a LTV Breach Notice to the Borrower (which may be by e-mail), with a copy to each party hereto, and, if the Borrower does not deposit sufficient additional Collateral in the Collateral Account within 24 hours after the receipt of such LTV Breach Notice to cause the Actual LTV Ratio, after taking into account such additional Collateral, to be less than or equal to the Initial LTV, the outstanding Loan shall become immediately due and payable in full (whether or not it is a Business Day or within normal business hours) and the Borrower shall immediately prepay the outstanding Loan together with any other amounts owed to the Lender under the Loan Documents.

(g)            On the first Drawdown Date, the Borrower shall pay to the Lender by way of upfront fee, an amount equal to 0.8% of the Commitment (being US$400,000). Such amount may be netted against and deducted from Loan A and the Lender shall only be obliged to advance the resulting net amount of US$14,600,000 in respect of Loan A.

(h)            If the Loan is to be repaid or prepaid by the Borrower at any time prior to the Final Maturity Date, any such repayment or prepayment shall be accompanied by payment of accrued interest to the date of such repayment or prepayment on the principal amount repaid or prepaid together with, if applicable pursuant to Section 2.03(i) below, the Early Termination Fee. The parties agree that any Early Termination Fee payable hereunder is intended to compensate the Lender for lost anticipated profits as a result of such early repayment or prepayment and shall not be considered as a penalty.

(i)            If the Loan is repaid or prepaid by the Borrower at any time prior to the Final Maturity Date other than pursuant to Section 2.03(e), Section 2.03(f) and Section 2.12(d) (including without limitation pursuant to Section 2.03(b), Section 2.03(c), Section 2.03(d) or Section 2.07), the prepayment shall be accompanied by an amount equal to the Early Termination Fee, save where the Borrower gives notice to prepay the Loan in full within 24 hours after the commencement of a Deleveraging Trigger Period in which case no Early Termination Fee shall be payable.

(j)            If the Loan is prepaid pursuant to Section 2.03(f), no Early Termination Fee shall be payable.

Section 2.04.      Interest.

(a)            The Borrower shall pay interest on the unpaid outstanding principal amount of the Loan owing to the Lender from the first Drawdown Date until such principal amount shall be paid in full, at a rate per annum equal to the sum of (x) the greater of (i) Federal Funds Rate for such date and (ii) 3.25% and (y) the Applicable Margin, payable in arrears on the day falling 5 Business Days after the last day of each Interest Period and on the date on which the Loan or any portion thereof shall be paid in full.

(b)            All interest hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Federal Funds Rate for any day shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

(c)            For the purposes of the Interest Act (Canada), as amended, (i) if at any time or for any purpose a rate of interest or fee rate hereunder is calculated on the basis of a year (the "deemed year") that contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields. THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, THAT THE INTEREST PAYABLE HEREUNDER OR THEREUNDER AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO IT, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

(d)            Notwithstanding anything herein or in any of the other Loan Documents to the contrary, in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower or the Guarantor to make any payment of interest or other amount payable to a Lender in an amount or calculated at a rate which would result in a receipt by the Administrative Agent or any Lender of "interest" at a "criminal rate" (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Lender of interest at a criminal rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. Any amount or rate of interest referred to in this clause (d) shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada)) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination, absent manifest error.

Section 2.05.      Default Interest.

(a)              (i) If the Borrower fails to pay any principal of, or any interest on, the Loan, or make any other payment of other amounts under this Agreement or any Loan Document, in each case, when the same becomes due and payable or (ii) upon the occurrence and during the continuance of any Event of Default, the Lender may require the Borrower to pay interest ("Default Interest") on (x) the unpaid principal amount of the Loan owing to the Lender and (y) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable hereunder, in each case, that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 5% per annum above the rate per annum required to be paid on the outstanding amount of the Loan pursuant to Section 2.04 above; provided, however, that following acceleration of the Loan pursuant to Section 6.01, Default Interest shall accrue and be payable hereunder whether or not previously required by the Lender.

Section 2.06.      Collateral Adjustments.

(a)            Margin Demands.

(i)            If the Actual LTV Ratio is at any time (whether or not it is a Business Day or within normal business hours) equal to or in excess of the Top Up LTV (a "Margin Call Event"), the Administrative Agent may, at any time following the Margin Call Event, deliver a Margin Funding Notice to the Borrower (which may be by e-mail), and the Borrower shall, by the Margin Funding Deadline (which shall be set forth in such Margin Funding Notice) (whether or not it is a Business Day or within normal business hours), satisfy such Margin Funding Notice by depositing additional Collateral ("Additional Collateral") to the Collateral Account in the amount set forth in such Margin Funding Notice. The amount of Additional Collateral set forth in the Margin Funding Notice shall be determined by the Administrative Agent such that, after taking into account the required Additional Collateral, the Actual LTV Ratio as of the Margin Funding Deadline is less than or equal to the Initial LTV.

(ii)            No more than one Margin Funding Notice shall be permitted on any calendar day for which a margin demand may be made pursuant to Section 2.06(a)(i) above, provided that if a subsequent Margin Funding Notice is issued on a calendar day in respect of Section 2.06(a)(i) (a "Subsequent Margin Funding Notice"), such Subsequent Margin Funding Notice shall supersede the previous Margin Funding Notice and the Borrower shall accordingly satisfy the Subsequent Margin Funding Notice by the Margin Funding Deadline set forth in such Subsequent Margin Funding Notice.

(b)            Margin Release.

If (A) at any time the Actual LTV Ratio is equal to or less than the Release LTV for five consecutive calendar days, and (B) so long as immediately before and after giving effect thereto no Blocking Event shall have occurred and then be continuing, the Borrower may, by written notice to Collateral Agent (with a copy to each other party hereto) (such notice, a "Release Request Notice") (which notice shall be deemed to be a certification from the Borrower that the foregoing requirements are satisfied), request that the Collateral Agent direct the Custodian to release a portion of the Additional Collateral. Upon receipt of any Release Request Notice, the Administrative Agent shall provide to the Collateral Agent a real-time calculation of the Actual LTV Ratio and:

(i)            if the Actual LTV Ratio is no longer equal to or less than or equal to the Release LTV, Collateral Agent shall notify the Borrower with a copy to each other party hereto, that the Release Request Notice is denied at such time; and

(ii)            if the Actual LTV Ratio is at such time equal to or less than the Release LTV, the Collateral Agent shall instruct the Custodian to transfer Collateral from the Collateral Account as directed by the Borrower in an amount such that after giving effect to such requested release the Actual LTV Ratio as determined by such real-time calculation shall not exceed the Initial LTV, which transfer shall be initiated, in the case of a Release Request Notice delivered prior to 2 p.m. (New York City time), no later than 5 p.m. (New York City time) on the same day as such Release Request Notice is received and otherwise, on the next calendar day. No more than one Release Request Notice shall be permitted on any calendar day.

(c)            In connection with any release of Collateral pursuant to Section 2.06(b) hereof, following transfer of all such Collateral from the Collateral Account as directed by the Borrower, the Collateral Agent shall be deemed to release and transfer to the Borrower without recourse, representation or warranty all of the right, title and interest of the Collateral Agent for the benefit of the Secured Parties in, to and under such Collateral and such portion of Collateral so transferred shall be automatically released from all Liens granted to the Collateral Agent under the Pledge and Collateral Account Control Agreement without further action by any Person.

Section 2.07.      Illegality. Notwithstanding any other provision of this Agreement, if the Lender determines that a Change in Law has made it unlawful, or any central bank or other Governmental Authority asserts that it is unlawful, for the Lender or its Lending Office to perform its obligations hereunder to make the Loan or to fund or maintain the Loan to be made by it hereunder, or any Governmental Authority has imposed material restrictions or there exists any condition that has the effect of making it illegal, impossible or impracticable for, or has the effect of prohibiting, restricting or materially delaying the ability of, the Lender to purchase, hold, receive, sell, freely transfer or remain the owner of any Collateral or any amount received in respect thereof, the Lender shall forthwith give notice thereof to the Borrower, whereupon (a) until the Lender notifies the Borrower that the circumstances giving rise to such suspension no longer exist, the obligation of the Lender to make the Loan shall be suspended and (b) if the Lender shall so request in such notice, the Borrower shall immediately prepay in full the then outstanding principal amount of the Loan, together with accrued interest thereon and all other amounts payable by the Borrower under this Agreement.

Section 2.08.      Payments and Computations.

(a)            The Borrower shall make each payment hereunder and under the Promissory Note in U.S. Dollars, irrespective of any right of counterclaim or set-off, not later than 4:00 p.m. (New York City time) on the day when due in freely transferable lawful money of the United States of America to the Lender to such account as the Lender shall from time to time hereafter specify by written notice to the Borrower at least five (5) Business Days prior to a payment date hereunder.

(b)            The Borrower hereby authorizes the Lender, if and to the extent payment owed to the Lender is not made when due hereunder or under the Promissory Note held by the Lender, to charge from time to time against any or all of the Borrower's accounts with the Lender any amount so due. The Lender shall promptly notify the Borrower following the occurrence of any such charge.

(c)            Whenever any payment hereunder or under the Promissory Note shall be stated to be due on a day other than a Business Day (except where such payment is explicitly required to be made on any calendar day including non-Business Days), such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest; provided, however, that, if such extension would cause payment of interest on or principal of the Loan to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

Section 2.09.      Taxes.

(a)            Defined Terms. For purposes of this Section 2.09, the term "applicable law" or "Applicable Law" includes FATCA.

(b)            Payments Free of Taxes. Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes (other than income taxes in the jurisdiction of Lender's Lending Office). If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding.

(c)            Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Lender timely reimburse it for the payment of, any Other Taxes.

(d)            Indemnification by the Borrower. The Borrower shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount and basis of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(e)            Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 2.09, the Borrower shall deliver to the Lender, by email as provided in Section 7.02, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(f)            Status of Lender. If the Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document, it shall upon written reasonable request of the Borrower (but only if the Lender is lawfully able to do so) use commercially reasonable efforts to provide within a reasonable time the Borrower, documents or other certifications, appropriately completed and executed, as will permit such payments to be made without withholding or at a reduced rate of withholding. Notwithstanding anything to the contrary in the preceding sentence, the completion, execution and submission of such documentation shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject the Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Lender.

(g)           Tax Forms. The Borrower shall provide the Lender, the Collateral Agent and any other applicable withholding agent with a valid, complete IRS Form W-8BEN-E and any such other tax certifications or documentation reasonably requested by the Lender, the Collateral Agent or other applicable withholding agent (x) on or prior to the date this Agreement is entered into, (y) if any such forms, certifications or documentation previously provided by the Borrower becomes invalid or incorrect and (z) promptly upon request by the Lender, the Collateral Agent or other applicable withholding agent.

(h)           Survival. Each party's obligations under this Section 2.09 shall survive any assignment of rights by, or the replacement of, a Lender or the Collateral Agent, the termination of the Commitment and the repayment, satisfaction or discharge of all obligations under any Loan Document.

Section 2.10.      Evidence of Debt.

(a)            The Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the Lender resulting from the Loan owing to the Lender from time to time, including the amounts of principal and interest payable and paid to the Lender from time to time hereunder in respect of the Loan. The Borrower shall execute and deliver to the Lender a Promissory Note payable to the Lender in a principal amount up to the Commitment of the Lender as specified in Section 2.01.

(b)            Entries made in good faith by the Lender in its account or accounts pursuant to subsection (a) above, shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to the Lender, under this Agreement, absent manifest error; provided, however, that the failure of the Lender to make an entry, or any finding that an entry is incorrect, in such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement.

Section 2.11.      Proceeds of the Loan. The proceeds of the Loan shall be available (and the Borrower agrees that it shall use such proceeds) solely for general corporate purposes of the Guarantor and its Affiliates including without limitation, payment of costs incurred in connection with the Business Combination and repayment of callable debt in conjunction with the Business Combination.

Section 2.12.      Increased Costs and Increased Capital.

(a)            Increased Costs Generally. If any Change in Law shall:

(i)            subject the Lender to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clause (b) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(ii)            impose on the Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or the Loan made by the Lender or participation therein;

and the result of any of the foregoing shall be to increase the cost to the Lender of making, converting to, continuing or maintaining the Loan or of maintaining its obligation to make the Loan, or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount) then, the Borrower will from time to time, upon reasonable request and reasonable prior notice by the Lender, pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

(b)            Certificates for Reimbursement. A certificate of the Lender setting forth the amount or amounts necessary to compensate the Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section and delivered to the Borrower, shall be conclusive and binding for all purposes, absent manifest error. Unless the Borrower repays the Loan in full within such thirty (30) day period in accordance with Section 2.12(d), the Borrower shall pay the Lender the amount shown as due on any such certificate within thirty (30) days after receipt thereof.

(c)            Delay in Requests. Failure or delay on the part of the Lender to demand compensation pursuant to this Section shall not constitute a waiver of the Lender's right to demand such compensation; provided that the Borrower shall not be required to compensate the Lender pursuant to this Section for any increased costs incurred or reductions suffered more than six (6) months prior to the date that the Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of the Lender's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

(d)            Upon receipt of the certificate described in paragraph (b) above, the Borrower shall have thirty (30) days within which it may repay or prepay any outstanding Loan in whole or in part during which time the Early Termination Fee shall be waived.

(e)            If the Borrower repays or prepays the Loan after the thirty (30) day period described in paragraph (d) above, the prepayment shall be accompanied by an amount equal to the Early Termination Fee.

Article III

CONDITIONS TO EFFECTIVENESS AND LENDING

Section 3.01.      Conditions Precedent to Effectiveness of Section 2.01. Section 2.01 of this Agreement shall become effective on and as of the first date (the "Effective Date") on which the following conditions precedent have been satisfied:

(a)            All governmental and third party consents and approvals necessary in connection with the transactions contemplated by the Loan Documents shall have been obtained and shall remain in effect (and evidence thereof in form and substance reasonably satisfactory to the Lender shall be delivered from any Governmental Authority), and no law or regulation shall be applicable in the reasonable judgment of the Lender that restrains, prevents or imposes materially adverse conditions upon the transactions contemplated hereby.

(b)            On the Effective Date, the following statements shall be true and the Lender shall have received certificates signed by duly authorized officers of the Borrower, dated the Effective Date, stating that:

(i)            the representations and warranties contained in Section 4.01 and in each other Loan Document are true and correct in all material respects on and as of the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date in which case such representation and warranties shall have been true and correct in all material respects on such earlier date;

(ii)           other than the Ontario Litigation, there shall exist no Adverse Proceeding that could be reasonably likely to have a Material Adverse Effect; and

(iii)           no event has occurred and is continuing, or would result from any Borrowing or from the application of the proceeds therefrom, that constitutes or would constitute a Default.

(c)            The Lender shall have received on or before the Effective Date the following, each dated such day, in form and substance satisfactory to the Lender:

(i)            a copy of the Loan Documents duly executed by the parties thereto and any other document relating to any asset which is the subject of the Pledge and Collateral Account Control Agreement as the Lender requires in writing;

(ii)          the Constituent Documents of the Borrower and the Guarantor as in effect on the Effective Date;

(iii)         all documents evidencing necessary corporate action (including certified copies of resolutions and delegations of signing authority) and governmental approvals, if any, with respect to this Agreement and the other Loan Documents to which the Borrower and the Guarantor is a party;

(iv)         certificates of an authorized officer or attorney-in fact of the Borrower and the Guarantor certifying the names and true signatures of the officers of the Borrower and the Guarantor authorized to sign this Agreement and the other Loan Documents to which they are respectively a party and the other documents to be delivered hereunder;

(v)          a letter from the Process Agent indicating its acceptance of the appointment by the Borrower and by the Guarantor under the Loan Documents to which they are a party;

(vi)         Unless otherwise publicly available, a copy of the Financial Statements in respect of the year ended December 31, 2022; and

(vii)         favorable opinions of Torys LLP, Canadian and special New York counsel for the Borrower and the Guarantor.

(d)            The Borrower shall have notified the Lender in writing as to the proposed Effective Date.

(e)            All documentation and other information required by the Lender under applicable "know your customer" and anti-money laundering rules, regulations and policies, requested (at least five (5) Business Days prior to the Effective Date) by the Lender shall have been received by the Lender.

Section 3.02.      Conditions Precedent to each Borrowing. The obligation of the Lender to make the Loan on the occasion of a Borrowing shall be subject to the conditions precedent that the Effective Date shall have occurred and on the date of the Borrowing:

(a)            The following statements shall be true (and each of the giving of the Notice of Borrowing and the acceptance by the Borrower of the proceeds of the Borrowing shall constitute a representation and warranty by the Borrower that on the date of the Borrowing such statements are true):

(i)            the representations and warranties contained in Section 4.01 and in each other Loan Document are true and correct in all material respects on and as of the date of such Borrowing, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date in which case such representations and warranties shall have been true and correct in all material respects on each earlier date);

(ii)           other than the Ontario Litigation, there shall exist no Adverse Proceeding that could be reasonably likely to have a Material Adverse Effect; and

(iii)           no event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, that constitutes a Default.

(b)            The Collateral Agent (for the benefit of the Secured Parties) shall have obtained a valid and perfected first priority (other than Permitted Liens) lien on and security interest in the Collateral and the Borrower shall have executed or authorized the Collateral Agent to execute, as applicable, and delivered UCC financing statements, and any other financing statements or other registrations or filings under any personal property security legislation of any other jurisdiction as may be reasonably required by the Administrative Agent, to the Administrative Agent.

(c)            The Borrower shall have notified the Lender in writing as to the proposed Drawdown Date and shall have delivered to the Lender a duly executed Notice of Borrowing.

(d)            On or prior to the Drawdown Date, the Collateral Account shall have been opened and contain Collateral with a sufficient aggregate Prevailing Market Value to cause the Actual LTV Ratio after giving effect to the proposed Loan to be less than or equal to the Initial LTV.

(e)            The Lender shall have received the Promissory Note made and duly executed by the Borrower payable to the Lender in the amount of the Loan.

(f)            On or prior to the Drawdown Date, the Unsecured Account shall have been opened, and a sufficient amount of Bitcoin (BTC) at least equal to US$20,000,000 shall have been deposited in the Unsecured Account.

(g)            The Borrower shall have paid all applicable and documented fees and expenses of the Lender and the Custodian for which invoices have been presented at least two Business Days prior to the applicable Drawdown Date or such later date to which the Borrower and the Lender may agree (including the fees, costs and expenses of legal counsel).

(h)            In the case of Loan C, the occurrence of the Business Combination Date.

(i)            The Lender shall have received such other information, approvals, opinions or documents as the Lender may reasonably request.

(j)            No Blocking Event shall be continuing or would result from the proposed Loan.

(k)           The Lender shall have received the results of lien searches with respect to the Borrower, such results being satisfactory to the Lender.

Article IV

REPRESENTATIONS AND WARRANTIES

Section 4.01.      Representations and Warranties of the Borrower. In order to induce the Agents and the Lender to enter into this Agreement, the Borrower represents and warrants to each Agent and the Lender, on the Effective Date and each other date provided under this Agreement or the other Loan Documents on which such representations and warranties are required to be (or deemed to be) made (unless such representation is only made as of a specific date set forth below), that:

(a)            Organization; Requisite Power and Authority; Qualification. It (i) is duly organized, validly existing and in good standing under the laws of the Relevant Jurisdiction, (ii) has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, to enter into the Loan Documents to which it is a party and to carry out the transactions contemplated thereby, and (iii) is qualified to do business and is in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except, in the case of paragraphs (ii) and (iii), where such failure could not reasonably be expected to result in a Material Adverse Effect.

(b)            Due Authorization. The execution, delivery and performance of the Loan Documents to which it is a party have been duly authorized by all necessary action on the part of the Borrower.

(c)            No Conflict. The execution, delivery and performance by it of the Loan Documents to which it is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not (i) violate (A) any provision of any law or any governmental rule or regulation applicable to it, (B) any of its Constituent Documents or (C) any order, judgment or decree of any court or other agency of government binding on it; (ii) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation; (iii) result in or require the creation or imposition of any Lien upon any portion of the Collateral (other than any Liens created under any of the Loan Documents in favor of Collateral Agent, for the benefit of the Secured Parties); or (iv) require any approval of its stockholders, members or partners or any approval or consent of any Person under any Contractual Obligation, except for such approvals or consents which will be obtained on or before the Effective Date and except, in each case (other than paragraph (i)(B)), where such violation, conflict or other failure would not reasonably be expected to result in a Material Adverse Effect.

(d)            Governmental Consents. The execution, delivery and performance by it of the Loan Documents to which it is a party and the consummation of the transactions contemplated by the Loan Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority, except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Collateral Agent for filing and/or recordation, as of the Effective Date or such filings and recordings the failure of which to obtain could not reasonably be expected to result in a Material Adverse Effect.

(e)            Binding Obligation. This Agreement has been, and the other Loan Documents (other than the Promissory Note) to which it is a party have been and the Promissory Note when delivered hereunder will have been, duly executed and delivered by it. This Agreement and other Loan Documents (other than the Promissory Note) are, and the Promissory Note when delivered hereunder will be, the legal, valid and binding obligation of it, enforceable against it in accordance with their respective terms, except as enforceability is limited by bankruptcy, insolvency, reorganization, receivership or moratorium laws.

(f)            No Material Adverse Effect. Since December 31, 2022, no event, circumstance or change has occurred that has caused or evidences, or would reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect.

(g)          Adverse Proceedings, Etc. Other than the Ontario Litigation, there are no Adverse Proceedings with respect to it, individually or in the aggregate, that would reasonably be expected to have a Material Adverse Effect. It (i) is not in violation of any Applicable Laws and (ii) is not subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, except, in each case, where such violation or default could not reasonably be expected to result in a Material Adverse Effect.

(h)           Payment of Taxes. All of its Tax returns and reports required to be filed by it have been timely filed, and all Taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon it and upon its properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable, except (i) Taxes that are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves are being maintained in accordance with Applicable Accounting Rules or (ii) to the extent that failure to file such returns or make payments could not reasonably be expected to have a Material Adverse Effect.

(i)            No Liens, Etc. The Collateral and each part thereof is owned by the Borrower free and clear of any Lien or restrictions on transferability (other than Permitted Liens) and the Borrower has the full right, power and lawful authority to pledge and grant a first priority security interest, subject to Permitted Liens, in the Collateral in favor of the Collateral Agent for the benefit of the Secured Parties, and upon the execution and delivery of Collateral Documents on the Effective Date, Collateral Agent, for the benefit of the Secured Parties, will have acquired a perfected, First Priority Lien in such Collateral, free and clear of any Lien or restrictions on transferability (other than Permitted Liens). The Borrower has not pledged, assigned, sold, granted a security interest (other than Permitted Liens) in or otherwise conveyed any of the Collateral and no effective financing statement or other instrument similar in effect naming or purportedly naming Borrower or any of its Affiliates as debtor and covering all or any part of the Collateral is on file in any recording office, except such as may have been filed in favor of Collateral Agent as "Secured Party" pursuant to the Pledge and Collateral Account Control Agreement.

(j)            No Defaults. It is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, except where such default could not reasonably be expected to result in a Material Adverse Effect.

(k)            Investment Company Act. It is not required to register as an "investment company" as such term is defined in the Investment Company Act of 1940.

(l)            Federal Reserve Regulations; Exchange Act. No portion of the proceeds of any Loan shall be used in any manner, whether directly or indirectly, that causes or could reasonably be expected to cause, such Loan or the application of such proceeds to violate Regulation U or Regulation X of the Board of Governors.

(m)          Eligible Contract Participant. It is an "eligible contract participant" within the meaning of the U.S. Commodity Exchange Act (as amended from time to time).

(n)          Solvency. As of any Drawdown Date, it is Solvent and it will not become insolvent after giving effect to the transactions contemplated by the Loan Documents.

(o)          Compliance with Statutes, Etc. It is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property, except where such non- compliance could not reasonably be expected to result in a Material Adverse Effect.

(p)          Anti-Corruption Laws and Anti-Money Laundering Laws.

(i)            The Loan Parties, their Subsidiaries and their respective directors and officers, and, to the knowledge of the Loan Parties, their employees, representatives, and agents are, and at all times have been, in compliance in all material respects with Anti-Money Laundering Laws.

(ii)            The Loan Parties, their Subsidiaries and their respective directors and officers, and, to the knowledge of the Loan Parties, their employees, representatives, and agents are, and have at all times been, in compliance in all material respects with Anti-Corruption Laws.

(iii)            No Loan Party, Subsidiary nor any of their respective directors and officers, or, to the knowledge of the Loan Parties, their employees, representatives, or agents have directly or indirectly: (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses relating to any political activity; or (ii) made, offered to make, promised to make or otherwise authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization or to any other Person in order to obtain, retain or direct business or obtain any improper advantage ((i)-(ii), an "Improper Payment").

(iv)            No Loan Party, Subsidiary or any of their respective directors and officers, and, to the knowledge of the Loan Parties, employees is the subject of, or party to, any Adverse Proceeding relating to any Improper Payment or actual or alleged violation of Anti-Corruption Laws or Anti-Money Laundering Laws.

(q)            Sanctions.

(i)            No Loan Party, Subsidiary or any of their respective directors and officers, and, to the knowledge of the Loan Parties, their employees, representatives, and agents:

(A)            is a Restricted Party;

(B)            has violated or is in violation of any Sanctions, or has engaged or is engaging in any conduct which could result in any Person violating Sanctions or which could reasonably be expected to result in any Person becoming designated as a Restricted Party;

(C)            is the subject of, or party to, or received notice of or is otherwise aware of any Adverse Proceeding relating to any actual or alleged violations of Sanctions or conduct which could reasonably be expected to result in any Person becoming designated as a Restricted Party; or

(D)            is engaged or has been engaged in any transactions, dealings, or other activities, directly or indirectly, with, for, or on behalf of any Restricted Party.

(ii)            The Loan Parties and their Subsidiaries shall at all times institute, maintain and comply in all material respects with internal procedures and controls reasonably designed to ensure compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions, and shall rely on such internal procedures and controls to prevent the proceeds of the Loans from being used in any way that would cause Borrower, the Guarantor or the Lender to violate Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions.

(r)            Disclosure. No written factual information (other than any projections, other forward-looking or projected information, or pro forma information) in any documents, certificates or written statements furnished to any Agent or Lender by it for use in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact (known to it, in the case of any document not furnished by it) necessary in order to make the statements contained herein or therein, taken as a whole, not materially misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by it to be reasonable at the time made.

(s)            Financial Statements. Unless otherwise publicly available, the Financial Statements of the Guarantor most recently delivered to the Lender (which, at the date of this Agreement, are the Original Financial Statements):

(i)            have been prepared in accordance with the Applicable Accounting Rules, consistently applied; and

(ii)            fairly present, its financial condition and results of operations as at the date to which they were drawn up.

The representations in this Section 4.01(s) will be deemed to be repeated on the first day of each Interest Period.

(t)            ERISA Matters. No ERISA Event has occurred on or prior to the date that this representation is made or deemed made that, whether alone or together with all other ERISA Events that have occurred, would reasonably be expected to have a Material Adverse Effect.

(u)            BTC Financing. Neither the Guarantor nor any of its Affiliates has entered into and has outstanding any BTC Financing save for the transaction contemplated by this Agreement and the Galaxy Financing.

(v)            Place of Business. The Borrower (i) maintains its respective books and records and its chief executive office and primary place of business in the Province of British Columbia, Canada, and (ii) does not have a "place of business" (as defined in the UCC) in the United States of America.

(w)            Canadian Pension Plans. Neither the Borrower nor any of its Affiliates maintains, administers or contributes to, nor has it ever maintained, administered or contributed to, any Canadian Defined Benefit Plan or Canadian Multi-Employer Plan.

Article V

COVENANTS OF THE BORROWER

Section 5.01.      Affirmative Covenants. The Borrower covenants and agrees that, so long as any Commitment is in effect and until payment in full of all outstanding and unpaid principal amounts of the Loan, the Borrower shall perform all covenants in this Article 5.

(a)            Notices and Other Reports. The Borrower will deliver to the Administrative Agent and the Lender:

(i)            Notice of Default. Promptly (and in any event within two (2) Business Days) upon any officer obtaining knowledge of any condition or event that constitutes a Default or an Event of Default or that notice has been given to it with respect thereto;

(ii)            Notice of Litigation. Promptly upon any officer obtaining knowledge of (A) any Adverse Proceeding with respect to the Borrower or any of their Affiliates not previously disclosed in writing by it to the Lender and the Administrative Agent or (B) any development in any Adverse Proceeding with respect to the Borrower that, in the case of either paragraph (A) or (B), if adversely determined could be reasonably expected to have a Material Adverse Effect, or seeks to enjoin or otherwise prevent the consummation of, or to recover any damages or obtain relief as a result of, the transactions contemplated hereby, written notice thereof and, following the reasonable request therefor by the Administrative Agent with such other information as may be reasonably available to it to enable the Lender and their counsel to evaluate such matters;

(iii)            Know Your Customer Information. Promptly following any request therefor, information and documentation reasonably requested by the Administrative Agent or the Lender for purposes of compliance with applicable "know your customer" and anti-money-laundering rules, regulations and policies;

(iv)            Judgments. Promptly (and in any event within two (2) Business Days) upon any officer obtaining knowledge thereof), the rendering of any judgments or orders for the payment of money in excess of U.S. $20,000,000 (or its equivalent in other currencies) in the aggregate against either Loan Party if (i) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (ii) there shall be any period of thirty (30) or more consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(v)            Information Regarding Collateral. At least five (5) Business Days prior to the effective date thereof, the Borrower will furnish to the Collateral Agent and the Administrative Agent written notice of any change in (A) its corporate name, (B) its identity or corporate structure, (C) its jurisdiction of organization, (D) its Federal Taxpayer Identification Number or state organizational identification number or (E) the location of its chief executive office or of the establishment of any place of business in the United States of America. The Borrower agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral as contemplated in the Collateral Documents; and

(vi)            Additional Information. Promptly, such additional information regarding the business, financial (including Financial Statements) or corporate affairs of the Borrower, or compliance with the terms of the Loan Documents, as the Administrative Agent or the Lender may from time to time reasonably request, so long as such information is within the possession of Borrower or may be obtained with neither undue burden nor expense.

(b)            Existence. Except as otherwise permitted under Section 5.02(d), each of the Loan Parties will at all times preserve and keep in full force and effect (i) its existence and (ii) all rights and franchises, licenses and permits material to its business, except, in this clause (ii) where such failure could not reasonably be expected to result in a Material Adverse Effect.

(c)            Payment of Taxes and Claims. Each of the Loan Parties will pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if (x) the failure to pay such Tax or claim could not reasonably be expected to have a Material Adverse Effect or (y) it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with Applicable Accounting Rules, shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contest proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim.

(d)            Maintenance of Properties. The Borrower will maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in its business and in each of its Affiliates businesses and from time to time will make or cause to be made all appropriate repairs, renewals and replacements thereof, except where such non-compliance would not reasonably be expected to result in a Material Adverse Effect.

(e)            Security Interest. It will maintain a First Priority Lien in the Collateral for the benefit of the Secured Parties, their successors, transferees and assigns.

(f)            Books and Records; Inspections. The Borrower will keep proper books of record and accounts in conformity in all material respects with Applicable Accounting Rules shall be made of all dealings and transactions in relation to its business and activities. The Borrower will permit any authorized representatives designated by the Administrative Agent to visit and inspect any of the properties of it at which the principal financial records regarding the Collateral of it are located, to inspect, copy and take extracts from its financial and accounting records of the Collateral, and to discuss its affairs, finances and accounts as it relates to the Collateral with its officers (provided that the Borrower may, if it so chooses, have one or more employees or representatives be present at or participate in any such discussion), all upon reasonable notice and at such reasonable times during normal business hours; provided that (x) only the Administrative Agent on behalf of the Lender may exercise the rights of the Administrative Agent and the Lender under this Section 5.01(f), (y) the Administrative Agent shall not exercise such rights more often than one time during any calendar year and (z) only one such visit per calendar year shall be at the expense of the Borrower; provided, further that notwithstanding anything to the contrary herein, the Borrower shall not be required to disclose, permit the inspection, examination or making of copies of or taking abstracts from, or discuss any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information of the Borrower and/or any of its customers and/or suppliers, (ii) in respect of which disclosure to the Administrative Agent or the Lender (or any of their respective representatives or contractors) is prohibited by applicable law, (iii) that is subject to attorney-client or similar privilege or constitutes attorney work product or (iv) in respect of which the Borrower owes confidentiality obligations to any third party (provided such confidentiality obligations were not entered into solely in contemplation of the requirements of this Section 5.01(f)).

(g)            Compliance with Laws. Each of the Loan Parties and each of their Subsidiaries will comply with the requirements of all Applicable Laws, rules, regulations and orders of any Governmental Authority, except where such failure could not reasonably be expected to result in a Material Adverse Effect.

(h)            Further Assurances. At any time or from time to time upon the request of the Administrative Agent or the Collateral Agent, the Borrower will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Administrative Agent or the Collateral Agent may reasonably request in order to ensure the perfection and priority of the Liens created or intended to be created under the Loan Documents.

(i)            BTC Financing. If the Guarantor or any of its Affiliates wishes to enter into a BTC Financing after the date hereof, the Borrower shall provide notice of such proposed BTC Financing to the Lender giving reasonable details of the terms of the proposed BTC Financing no later than ten (10) Business Days prior to the closing of such new BTC Financing.

(j)            Financial Statements. Unless otherwise publicly available, the Borrower must supply to the Lender:

(i)            the audited annual Financial Statements of the Guarantor as soon as they are available, and in any event, within 120 days of the end of each financial year; and

(ii)            the unaudited quarterly Financial Statements of the Guarantor as soon as they are available, and in any event, within 60 days of the end of each financial quarter.

At such time as the Borrower is obliged to provide to the Lender quarterly Financial Statements, the Borrower shall provide the Lender with a Compliance Certificate in the form of Exhibit E in respect of the financial quarter to which such quarterly Financial Statements relate.

(k)            Form of Financial Statements.

(i)            Any unaudited Financial Statements supplied pursuant to Section 5.01(j) above must be accompanied by a certificate signed by the chief financial officer of the Guarantor certifying that the relevant Financial Statements fairly present the financial condition of the Guarantor as at the date to which those Financial Statements were drawn up.

(ii)            The Borrower must notify the Lender of any change to the manner in which the Financial Statements of the Guarantor are prepared.

(iii)            If requested by the Lender, the Borrower must supply to the Lender:

(A)            a full description of any change notified under paragraph (ii) above; and

(B)            sufficient information to enable the Lender to make a proper comparison between the financial position shown by the set of Financial Statements prepared on the changed basis and the most recent Financial Statements delivered to the Lender under this Agreement.

Section 5.02.      Negative Covenants.

(a)            Liens. The Borrower shall not, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to the Collateral, whether now owned or hereafter acquired, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to the Collateral under the UCC of any State or under any similar recording or notice statute, except:

(i)            Liens in favor of the Collateral Agent for the benefit of Secured Parties granted pursuant to any Loan Document;

(ii)            Liens for Taxes not yet due or that are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with Applicable Accounting Rules;

(iii)            Liens imposed by law (other than any such Lien imposed pursuant to Section 430(k) of the Code or ERISA or a violation of Section 436 of the Code), in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of five (5) days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by Applicable Accounting Rules shall have been made for any such contested amounts; and

(iv)            Liens (whether contractual or arising as a matter of Law, including rights of set-off or netting) in favor of the Custodian in connection with the Collateral Account.

(b)            No Further Negative Pledges. The Borrower shall not enter into any agreement prohibiting the creation or assumption of any Lien upon any of the Collateral, whether now owned or hereafter acquired, to secure the obligations under any Loan Document.

(c)            Sale of Collateral. The Borrower shall not sell, assign, transfer, convey or otherwise dispose (including without limitation, any effective transfer or other disposition as a result of a division) of any Collateral.

(d)            Mergers and Consolidations; Disposition of Assets. Other than the Business Combination (including the Hut Amalgamation), the Borrower shall not enter into any transaction of merger, amalgamation or consolidation unless the Borrower shall be the surviving person of such transaction, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), enter into any division or convey, sell, lease or license, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or substantially all of its assets (whether now owned or hereafter acquired).

(e)            Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions. Neither the Loan Parties nor any of their Subsidiaries, nor any of their respective directors, officers, employees, representatives, or agents shall:

(i)            directly or indirectly, deal in, or otherwise engage in any activity, transaction, or conduct with, relating to, for, or on behalf of, any Restricted Party;

(ii)            contribute or otherwise make available all or any part of the Loan to, or for the benefit of, any person, individual or entity, director, officer, employee, representative, or agent, or any Person acting on behalf of the foregoing, for the purpose of financing the activities or business of, other transactions with, or investments in, any Restricted Party;

(iii)            otherwise engage, or conspire to engage in any transaction that violates, attempts to violate or evade, or would cause any party to this Agreement to be in violation of, any Anti-Corruption Laws, Anti-Money Laundering Laws, or Sanctions, or that could reasonably be expected to result in any party to this Agreement becoming a Restricted Party;

(iv)            repay any portion of the Loan, or make any other payment to Lender or any other Person, using funds or property derived from any direct or indirect conduct, activity, or transactions with any Restricted Party or otherwise derived, directly or indirectly, from any violation of Sanctions, or permit any Restricted Party to have any direct or indirect interest in Borrower; or

(v)            use any part of the proceeds of any Loan, directly or indirectly, in connection with any Improper Payment.

The Loan Parties and their Subsidiaries shall at all times institute, maintain and comply with internal procedures and controls reasonably designed to ensure compliance with Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions.

(f)            Canadian Pension Plans. Neither the Borrower nor any of its Affiliates shall establish, maintain, administer or contribute to any Canadian Defined Benefit Plan or Canadian Multi-Employer Plan.

Article VI

EVENTS OF DEFAULT

Section 6.01.      Events of Default. If any of the following events (each an "Event of Default") shall occur and be continuing:

(a)            The Borrower shall fail to pay any principal of any Loan on the Business Day when the same becomes due and payable;

(b)            The Borrower shall fail to pay any interest on the Loan, or make any other payment of fees or other amounts under this Agreement or any other Loan Document within three (3) Business Days after such payment is due;

(c)            Any representation or warranty made by the Borrower or the Guarantor or in any Loan Document to which it is a party or by the Borrower or Guarantor (or any of their respective officers) in connection with any Loan Document shall prove to have been incorrect in any material respect when made;

(d)

(i)            The Borrower shall fail to perform or observe any term, covenant or agreement contained in Section 2.06, Section 5.01(b) (with respect to its legal existence of the Borrower), or Section 5.02, or in any Collateral Document; or

(ii)            the Borrower shall fail to perform or observe any other term, covenant or agreement contained in any Loan Document on its part to be performed or observed (other than the failure to satisfy any covenant or agreement specified in clause (d)(i) above or a default specified in paragraph (a) or (b) above) if such failure shall remain unremedied for twenty (20) or more days after the earlier of the date on which (A) any officer of the Borrower or the Guarantor becomes aware of such failure or (B) written notice thereof shall have been given to the Borrower by the Lender;

(e)            Either of the Loan Parties or any of the Borrower's Subsidiaries shall fail to pay any principal of or premium or interest on any Debt that is outstanding in a principal or notional amount of the lower of (x) US$15,000,000 and (y) an amount equal to 3% of the value of shareholders' equity, as determined by the Administrative Agent (or its equivalent in other currencies) when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Debt and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Debt or otherwise to cause, or to permit the holder thereof to cause such Debt to mature; or any such Debt shall be declared to be due and payable, or required to be prepaid or redeemed (other than by a regularly scheduled required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof;

(f)            An Insolvency Event occurs with respect to either of the Loan Parties or any of the Borrower's Subsidiaries;

(g)            Any (i) monetary judgments or order for the payment of money in excess of U.S. $20,000,000 (or its equivalent in other currencies) in the aggregate shall be rendered against either of the Loan Parties or any of the Borrower's Subsidiaries, or (ii)  non-monetary judgment or order shall be rendered against either of the Loan Parties or any of the Borrower's Subsidiaries that could be reasonably expected to have a Material Adverse Effect, and, in any case, either (x) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or (y) there shall be any period of thirty (30) or more consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(h)            The obligations of the Borrower under this Agreement or any of the other Loan Documents to which it is a party shall fail to rank at least pari passu in priority of payment and in all other respects with all other unsecured and unsubordinated Debt of the Borrower, excluding liens permitted under the Loan Documents;

(i)            Any provision of this Agreement or any of the other Loan Documents to which it is a party shall cease to be valid and binding on or enforceable against the Borrower or the Guarantor, or the Borrower or the Guarantor shall so assert or state in writing, or the obligations of the Borrower or the Guarantor, as appropriate, under this Agreement or any other Loan Document to which it is a party shall in any way become illegal;

(j)            Any Collateral Document ceases for any reason to provide the Liens, rights, titles, interests, remedies, powers or privileges created thereby or any Lien once created in any portion of the Collateral shall cease to be effective or fail to have the first priority originally created under the Collateral Documents (except to the extent expressly permitted thereunder); or there occurs, in the judgment of the Lender, any adverse change in the Laws of the Relevant Jurisdiction relating to respecting security arrangements governed by foreign Laws with respect to the Collateral; or

(k)            Subject to the Loan Documents and any disposal permitted by the terms of this Agreement, the Borrower ceases to be the sole and absolute legal and beneficial owner of the Collateral Account or the Borrower or the Guarantor ceases to have good and marketable title (as sole and absolute beneficial owner) to any of the Collateral, then, and in any such event, the Administrative Agent (i) may declare the obligation of each Lender to make the Loan to be terminated, whereupon the same shall forthwith terminate, (ii) may, by notice to the Borrower (a "Default Notice"), declare the Promissory Note, the outstanding principal amount of the Loan, all accrued and unpaid interest thereon and all other amounts payable under this Agreement (including any applicable Hedging Costs) to be forthwith due and payable, whereupon the Promissory Note, the outstanding principal amount of the Loan, all such accrued and unpaid interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, and (iii) may foreclose upon the Collateral or exercise remedies in respect of the Collateral, and may, or may direct the Custodian to, take such actions as provided for under the Collateral Documents; provided, however, that in the case of an event described under paragraph (ii) of Section 6.01(f) above, (A) the obligation of the Lender to make the Loan shall automatically be terminated and (B) the Promissory Note, the outstanding principal amount of the Loan, all such accrued and unpaid interest and all such other amounts shall automatically become and be due and payable, without presentment, demand, protest or any notice of any kind (including, without limitation, a Default Notice), all of which are hereby expressly waived by the Borrower.

Article VII

MISCELLANEOUS

Section 7.01.            Amendments, Etc. No amendment or waiver of any provision of this Agreement or any other Loan Documents, nor consent to any departure by the Borrower therefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender and the Borrower, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

Section 7.02.            Notices, Etc.

(a)            Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for hereunder shall be delivered by hand or overnight courier service (including international courier), mailed by certified or registered mail or sent by facsimile or electronic communications (such as e-mail):

(i)            if to the Borrower, at its address: 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, attention: Aniss Amdiss and Shenif Visram or to email address: [Redacted: Personal Contact Information] or any of the other contacts listed in Schedule 1 hereto (which Schedule 1 may be amended from time to time by the Borrower and the Lender); or

(ii)            if to the Lender, the Collateral Agent or the Administrative Agent, at its Lending Office specified opposite its name on the signature pages below; if to any other Lender, at its Lending Office specified in the Assignment and Acceptance pursuant to which it became a Lender.

(b)            Delivery by facsimile or other electronic communication of an executed counterpart of any amendment or waiver of any provision of this Agreement or the Promissory Note or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in paragraph (c) below, shall be effective as provided in said paragraph (c).

(c)            Notices and other communications to the Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Lender, provided that the foregoing shall not apply to notices to the Lender pursuant to Article II if the Lender has notified the Borrower that it is incapable of receiving notices under such Article by electronic communication. The Lender or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Lender otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefore; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(d)            Change of Address, etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

Section 7.03.            No Waiver; Remedies. No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder or under the Promissory Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 7.04.            Costs and Expenses.

(a)            The Borrower agrees to pay on demand all costs and expenses of the Lender in connection with the preparation, execution, delivery, administration, modification, waiver or amendment of any Loan Documents or any other documents to be delivered hereunder or thereunder after the Effective Date (whether or not the transactions contemplated hereby or thereby shall be consummated) provided that, in the case of the initial preparation and execution of the Loan Documents only, the Borrower shall not be required to pay an amount in excess of US$100,000 in respect of such costs and expenses. The Borrower further agrees to pay on demand all costs and expenses of the Lender, if any (including, without limitation, counsel fees and expenses and, following an Event of Default, Hedging Costs), in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of this Agreement, the other Loan Documents and the other documents to be delivered hereunder, including, without limitation, reasonable fees and expenses of counsel for the Lender in connection with the enforcement of rights under this Section 7.04(a).

(b)            The Borrower agrees to indemnify and hold harmless the Lender and each of its Affiliates and their officers, directors, employees, agents and advisors (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel (including attorneys who may be employees of the Lender) and settlement costs) incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) the Promissory Note, this Agreement, any of the other Loan Documents or any of the transactions contemplated herein or therein, the actual or proposed use of the proceeds of the Loan, except to the extent such claim, damage, loss, liability or expense (i) is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party's gross negligence, fraud or willful misconduct, (ii) results from a claim brought by the Borrower against an Indemnified Party for breach in bad faith of such Indemnified Party's obligations hereunder or under any other Loan Document, if the Borrower has obtained a final non-appealable judgment by a court of competent jurisdiction that such Indemnified Party has breached in bad faith such obligations or (iii) arises out of any claim, litigation, investigation or proceeding brought by such Indemnified Party against another Indemnified Party that does not involve any act or omission of the Borrower. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 7.04(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, its directors, equity holders or creditors or an Indemnified Party or any other Person, whether or not any Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. The Borrower also agrees not to assert any claim for special, indirect, consequential or punitive damages against the Lender, any of its Affiliates, or any of their respective directors, officers, employees, attorneys and agents, on any theory of liability arising out of or otherwise relating to the Promissory Note, this Agreement, any other Loan Document or any of the transactions contemplated herein or therein or the actual or proposed use of the proceeds of the Loan.

(c)            Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations of the Borrower contained in Section 2.09, Section 2.12, Section 7.04, Section 7.07 and Section 7.09 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the Promissory Note.

Section 7.05.            Binding Effect. This Agreement shall become effective (other than Section 2.01, which shall only become effective upon satisfaction of the conditions precedent set forth in Section 3.01) when it shall have been executed by the Borrower and the Lender, and thereafter shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lender.

Section 7.06.            Assignments and Participations.

(a)            The Lender may assign to one or more Persons all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Loan owing to it and the Promissory Note held by it); provided, however, that (i) each such assignment shall be of a constant, and not a varying percentage of all rights and obligations under this Agreement and in principal amount not less than $10,000,000, (ii) the parties to each such assignment shall execute and deliver an Assignment and Acceptance, together with the Promissory Note subject to such assignment, and (iii) unless (A) the assignment is to an Affiliate or successor of the Lender, including without limitation Coinbase Asset Management, or (B) there exists at such time a Default or Event of Default, the prior written consent of the Borrower to such assignment is required (such consent not to be unreasonably withheld or delayed). Upon such execution and delivery, from and after the Effective Date of Assignment and Acceptance specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have such rights and obligations of the Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish such rights (other than its rights under Section 2.09, Section 2.12 and Section 7.04 to the extent any claim thereunder relates to an event arising prior to such assignment) and be released from such obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of the Lender's rights and obligations under this Agreement, the Lender shall cease to be a party hereto). If the Lender transfers or assigns any portion or all of its rights under the Loan Documents to any other Person, any reference to the Lender in each Loan Document shall thereafter refer to the Lender and to such other Person to the extent of their respective interests, as if such other Person had been a party to this Agreement as of the date hereof up to and including the date of such transfer or assignment.

(b)            By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, this Agreement or any other instrument or document furnished pursuant hereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under this Agreement or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 5.01(j) and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon such assigning Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; and (v) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as the Lender.

(c)            Within five Business Days after its receipt of notice of an assignment hereunder and the Promissory Note(s) subject to such assignment, the Borrower at its own expense shall execute and deliver to the Lender assignee, in exchange for each surrendered Promissory Note, a new Promissory Note to such assignee in an amount equal to the outstanding amount of the Promissory Note assumed by it pursuant to such Assignment and Acceptance and, if the assigning Lender has retained a portion of the Loan, a new Promissory Note to the assigning Lender in an amount equal to its portion of the Loan. Such new Promissory Note or Promissory Notes shall be in an aggregate principal amount equal to the aggregate principal amount of the surrendered Promissory Note, shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto.

(d)            The Lender may sell participations at any time, without the consent of, or notice, to the Borrower, to one or more entities (other than the Guarantor or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment, the Loan owing to it and the Promissory Note or Promissory Notes held by it); provided, however, that (i) the Lender's obligations under this Agreement (including, without limitation, its Commitment to the Borrower hereunder) shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Lender shall remain the holder of any such Promissory Note for all purposes of this Agreement, (iv) the Borrower shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement and (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of this Agreement, the Collateral Documents or any Promissory Note, or any consent to any departure by the Borrower therefrom, except to the extent that such amendment, waiver or consent would reduce the principal of, or interest on, such Promissory Note or any other amounts payable hereunder, in each case to the extent subject to such participation, or release a material portion of the Collateral, or postpone any date fixed for any payment of principal of, or interest on, such Promissory Note or any other amounts payable hereunder, in each case to the extent subject to such participation. The Borrower agrees that each participant shall be entitled to the benefits of Section 2.09, Section 2.12 and Section 7.04(c) (subject to the requirements and limitations therein, including the requirements under Section 2.09(f) (it being understood that the documentation required under Section 2.09(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such participant shall not be entitled to receive any greater payment under Section 2.09 and Section 2.12 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, unless the sale of the participation to such participant is made with the Borrower's prior written consent or such entitlement to a greater payment results from a Change in Law after the sale of the participation takes place.

(e)            The Lender may, in connection with any assignment or participation or Risk Transfer or proposed assignment or participation or Risk Transfer pursuant to this Section 7.06, disclose to the assignee or participant or party to a Risk Transfer or proposed assignee or participant or party to a Risk Transfer, any information relating to the Borrower furnished to the Lender by or on behalf of the Borrower.

(f)            Notwithstanding any other provision set forth in this Agreement, the Lender may at any time create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Loan owing to it and any Promissory Note held by it) including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central banking authority.

Section 7.07.            Governing Law. This Agreement and the Promissory Note and other Loan Documents shall be governed by and construed in accordance with the laws of the State of New York, USA.

Section 7.08.            Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic communication (i.e., ".pdf" or ".tif" formats) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 7.09.            Jurisdiction; Waiver of Immunities.

(a)            The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)            Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or federal court. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)            Nothing in this Section 7.09 shall affect the right of the Lender to serve legal process in any other manner permitted by law or affect the right of the Lender to bring any action or proceeding against the Borrower or its property in the courts of other jurisdictions, including, without limitation, the courts sitting in the Relevant Jurisdiction.

(d)            The Borrower hereby irrevocably appoints Corporation Service Company (the "Process Agent"), with an office on the date hereof at 19 West 44th Street, Suite 200, New York, NY 10036, as its agent to receive on its behalf and its property, service of copies of the summons and complaint and any other process which may be served in any such action or proceeding brought in the State of New York, and the Borrower agrees that the failure of the Process Agent to give any notice of any such service of process to the Borrower, shall not impair or affect the validity of such service or, to the extent permitted by applicable law, the enforcement of any judgment based thereon. Such service may be made by mailing or delivering a copy of such process to the Borrower in care of the Process Agent at the Process Agent's above address, and the Borrower hereby irrevocably authorizes and directs the Process Agent to accept such service on its behalf. As an alternative method of service, the Borrower also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to the Borrower at its address specified in Section 7.02.

Section 7.10.            Confidentiality.

The Lender agrees to hold all Confidential Information obtained pursuant to the provisions of this Agreement in accordance with its customary procedure for handling such information of this nature; provided that nothing herein shall prevent the Lender from disclosing and/or transferring such Confidential Information (i) upon the order of any court or administrative agency or otherwise to the extent required by statute, rule, regulation, judicial process, subpoena or similar process of other Applicable Laws, (ii) upon the request or demand of any regulatory or self-regulatory agency or authority, (iii) which had been publicly disclosed other than as a result of a disclosure by the Lender prohibited by this Agreement, (iv) in connection with any litigation to which the Lender is a party, or in connection with the exercise of any remedy hereunder or under any other Loan Document, (v) to the Lender's legal counsel and independent auditors and accountants, (vi) to the Lender's branches, subsidiaries, representative offices, affiliates, agents and third parties selected by any of the foregoing entities, wherever situated, for confidential use (including in connection with the provision of any service and for data processing, statistical and risk analysis purposes), (vii) subject to provisions substantially similar to those contained in this Section 7.10, to any actual or prospective participant or assignee that agree to confidentiality on the same basis as the Lender, derivatives counterparties, or party to a Risk Transfer. The Borrower agrees to treat as confidential all information supplied by the Lender concerning the documentation and methods developed by the Lender to structure and arrange the transaction contemplated herein.

Section 7.11.            Regulatory Notice.

The Borrower hereby acknowledges that pursuant to applicable regulatory requirements, the Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lender to identify the Borrower. The Borrower shall, and shall cause each of its Affiliates to, provide such information and take such actions as are reasonably requested by the Lender in order to assist the Lender in maintaining compliance with such applicable requirements.

Section 7.12.            Waiver of Jury Trial.

EACH OF THE BORROWER AND THE LENDER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE PROMISSORY NOTE OR ANY OTHER LOAN DOCUMENT OR THE ACTIONS OF THE LENDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF. EACH OF THE BORROWER, ADMINISTRATIVE AGENT AND LENDERS (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.13.            Severability.

If any provision of this Agreement is found by a court to be invalid or unenforceable, to the fullest extent permitted by applicable law, each of the parties hereto agrees that such invalidity or unenforceability will not impair the validity or enforceability of any other provision hereof.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

HUT 8 HOLDINGS INC.

By	/s/ Jaime Leverton
Name: Jaime Leverton
Title: Chief Executive Officer

[Signature page to Credit Agreement]

Lending Office	COINBASE CREDIT, INC., as Lender, Collateral Agent and as Administrative Agent

	By	/s/ Matt Boyd
Title: Head of Prime Finance

Coinbase Credit, Inc.

248 3rd Street, #434

Oakland CA 94607

United States

attn.: Matt Boyd, Zaid Khan
e-mail: [Redacted: Personal Contact Information]

[Signature page to Credit Agreement]

EXHIBIT A - FORM OF
PROMISSORY NOTE

U.S.$ [●]

Dated: [ ], 2023

FOR VALUE RECEIVED, the undersigned, Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, the "Borrower"), HEREBY PROMISES TO PAY to Coinbase Credit, Inc. (the "Lender") for the account of its Lending Office (as defined in the Credit Agreement referred to below) the principal amount of [●] (the "Loan", as defined in the Credit Agreement referred to below) owing to the Lender by the Borrower pursuant to the Credit Agreement dated as of [●], 2023 between the Borrower, the Lender and the Administrative Agent (as amended or modified from time to time, the "Credit Agreement"; the terms defined therein being used herein as therein defined) on the dates and in the amounts specified in the Credit Agreement.

The Borrower promises to pay interest on the unpaid principal amount of the Loan from the date of such Loan until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Credit Agreement.

Both principal and interest are payable in lawful money of the United States to the Lender, at [●], United States of America, in same day funds. All payments made on account of principal thereof shall be recorded by the Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Promissory Note; provided that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrower under this Promissory Note.

This Promissory Note is the Promissory Note referred to in, and is entitled to the benefits of, the Credit Agreement. The Credit Agreement, among other things, (i) provides for the making of the Loan by the Lender to the Borrower in an aggregate amount not to exceed at any time outstanding the U.S. Dollar amount first above mentioned, the indebtedness of the Borrower resulting from such Loan being evidenced by this Promissory Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

This Promissory Note is governed by, and construed in accordance with, the laws of the State of New York, United States of America.

HUT 8 HOLDINGS INC.

By
Title:

ADVANCE AND PAYMENTS OF PRINCIPAL

Date	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

EXHIBIT B - FORM OF
NOTICE OF BORROWING

Coinbase Credit, Inc.
as Lender under
the Credit Agreement
referred to below

[●]	[ ], 2023

Attention: [●]

Ladies and Gentlemen:

The undersigned, Hut 8 Holdings Inc., refers to the Credit Agreement, dated as of [●], 2023 (as amended or modified from time to time, the "Credit Agreement", the terms defined therein being used herein as therein defined), between the undersigned, the Lender and the Administrative Agent, and hereby gives you notice, irrevocably, pursuant to Section 2.02 of the Credit Agreement that the undersigned hereby requests a Borrowing under the Credit Agreement, and in that connection sets forth below the information relating to the Borrowing (the "Proposed Borrowing") as required by Section 2.02(a) of the Credit Agreement:

(A)            The Business Day of the Proposed Borrowing is [●].

(B)            The aggregate amount of the Proposed Borrowing is [●].

(C)            Wiring instructions: (to include Bank Name, ABA [●], Acct # XXXX, Swift: XXXX)

The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the Proposed Borrowing:

(A)            the representations and warranties contained in Section 4.01 of the Credit Agreement and in each other Loan Document are true and correct in all material respects, before and after giving effect to the Proposed Borrowing and to the application of the proceeds therefrom, as though made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date in which case such representations and warranties shall have been true and correct in all material respects on each earlier date);

(B)            other than the Ontario Litigation, there shall exist no Adverse Proceeding that could be reasonably likely to have a Material Adverse Effect; and

(C)            no event has occurred and is continuing, or would result from such Proposed Borrowing or from the application of the proceeds therefrom, that constitutes a Default.

Very truly yours, HUT 8 HOLDINGS INC.

By
Title:

EXHIBIT C - FORM OF
ASSIGNMENT AND ACCEPTANCE

Reference is made to the Credit Agreement dated as [●], 2023 (as amended or modified from time to time, the "Credit Agreement") between Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, the "Borrower"), the Lender (as defined in the Credit Agreement) and the Administrative Agent (as defined in the Credit Agreement). Terms defined in the Credit Agreement are used herein with the same meaning.

The "Assignor" and the "Assignee" referred to on Schedule 1 hereto agree as follows:

1.            The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, [all of] the Assignor's rights and obligations under the Credit Agreement as of the date hereof. After giving effect to such sale and assignment, the Assignee's Commitment and the amount of the Loan owing to the Assignee will be as set forth on Schedule 1 hereto.

2.            The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or the Collateral or any other instrument or document furnished pursuant thereto; (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or the performance or observance by the Borrower of any of its obligations under the Credit Agreement or any other instrument or document furnished pursuant thereto; and (iv) attaches each Promissory Note held by the Assignor and requests that the Borrower exchange such Promissory Note for a new Promissory Note payable to the Assignee in an amount equal to the Commitment assumed by the Assignee pursuant hereto.

3.            The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in Section 5.01(j) thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Assignor and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) confirms that it is a sophisticated investor which has the ability to evaluate the merits and risks of an investment in the Credit Agreement, including, without limitation, the financial and political conditions in the Relevant Jurisdiction as of the date hereof, and the ability to assume the economic risks involved in such an investment; and (iv) agrees that it will perform in accordance with their terms all of the obligations that by the terms of the Credit Agreement are required to be performed by it as the Lender.

4.            Following the execution of this Assignment and Acceptance, it will be delivered to the Borrower. The effective date for this Assignment and Acceptance (the "Effective Date of Assignment and Acceptance") shall be the date of delivery hereof to the Borrower, unless otherwise specified on Schedule 1 hereto.

5.            Upon such delivery to the Borrower, as of the Effective Date of Assignment and Acceptance, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of the Lender thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

6.            Upon such delivery to the Borrower, from and after the Effective Date of Assignment and Acceptance, the Borrower shall make all payments under the Credit Agreement and the Promissory Note in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and facility fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement and the Promissory Note for periods prior to the Effective Date of Assignment and Acceptance directly between themselves.

7.            This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.

8.            This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of Schedule 1 to this Assignment and Acceptance by facsimile or other electronic communication shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.

IN WITNESS WHEREOF, the Assignor and the Assignee have caused Schedule 1 to this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

Schedule 1
to
Assignment and Acceptance

Percentage interest assigned:	100%

•	Assignee's Commitment:	• $_______________
•	Aggregate outstanding principal amount of Loan assigned:	• $_______________
•	Principal amount of Promissory Note payable to Assignee:	• $_______________
•	Effective Date of Assignment and Acceptance: _______________, 20__

[NAME OF ASSIGNOR], as Assignor

By
Title:

Dated: _______________, 20__

[NAME OF ASSIGNEE], as Assignee

By
Title:

Lending Office: [Address]

Acknowledged this

___ day of ________, 20__

[HUT 8 HOLDINGS INC.][HUT 8 MINING CORP.]

By
Title:

EXHIBIT D - FORM OF
PLEDGE AND COLLATERAL ACCOUNT CONTROL AGREEMENT

PLEDGE AND COLLATERAL ACCOUNT CONTROL AGREEMENT

This PLEDGE AND COLLATERAL ACCOUNT CONTROL AGREEMENT, dated as of ______________________ (this "Agreement"), is entered into by and among HUT 8 HOLDINGS INC., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, as pledgor, the "Pledgor"), COINBASE CREDIT, INC., as collateral agent for the Secured Parties that are party to the Credit Agreement described below (in that capacity, the "Collateral Agent") and as administrative agent for the Lender under the Credit Agreement described below (in that capacity, the "Administrative Agent"), and COINBASE CUSTODY TRUST COMPANY, LLC, a New York limited purpose trust company, as custodian (the "Custodian").

RECITALS:

WHEREAS, reference is made to that certain Credit Agreement, dated as of the date hereof (the "Credit Agreement"), by and among the Pledgor, as borrower, the Lender, the Administrative Agent and the Collateral Agent;

WHEREAS, the Pledgor is the Custodian's customer with respect to the Collateral Account;

WHEREAS, it is a condition precedent to the obligations of the Collateral Agent and the other Secured Parties under the Credit Agreement that the Collateral Account (as defined below) and the Unsecured Account be established with the Custodian, that the Collateral Agent be granted a first-priority security interest in the Collateral Account and all Collateral Account Property (as defined below) and that the Collateral Agent have control over the Collateral Account and all Collateral Account Property in accordance with the terms of this Agreement in order to perfect Secured Parties' security interest in the Collateral Account and the Collateral Account Property.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. DEFINITIONS AND INTERPRETATION.

1.1            Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Uniform Commercial Code as in effect in the State of New York (the "UCC"), and if defined in more than one article of the UCC shall have the meanings set forth in Articles 8 and 9 thereof. Capitalized terms used herein and not otherwise defined in this Agreement or the UCC have the meanings given to them in the Credit Agreement. The provisions of Sections 1.02 and 1.03 of the Credit Agreement are incorporated herein, mutatis mutandis. The following terms used herein shall have the following meanings:

"Airdrop" means a distribution of any digital assets including digital assets resulting from the ownership of an existing digital asset.

"Collateral" means the Collateral Account, the Collateral Account Property, all other property of any kind delivered to the Custodian (including, for the avoidance of doubt, any digital assets distributed in an Airdrop or resulting from a Hard Fork) to be held in or credited to the Collateral Account or otherwise in the possession or control of the Custodian under this Agreement or the Custody Agreement (whether or not held or credited to the Collateral Account), and all distributions, interest, gain, profits, income and proceeds thereof; provided, that the Unsecured Account and any property credited to the Unsecured Account shall not be part of the Collateral.

"Collateral Account" means the digital assets account established under Section 3.1.

"Collateral Account Property" means:

(a)            all security entitlements with respect to financial assets (including but not limited to Bitcoin (BTC) and USDC) on deposit in or credited to the Collateral Account from time to time;

(b)            all financial assets (including but not limited to Bitcoin (BTC) and USDC), instruments, funds, credit balances, and other property held in or credited to the Collateral Account from time to time;

(c)            all property of any kind delivered to the Custodian to be held in or credited to the Collateral Account from time to time, and all rights of the Pledgor under the Custody Agreement in respect of the Collateral Account; and

(d)            all distributions (including, for the avoidance of doubt, any digital assets distributed in an Airdrop or resulting from a Hard Fork), interest, gain, profits, income and proceeds received from time to time in respect of any of the foregoing.

"Control" means "control" within the meaning of § 8-106 and 9-106 of the UCC.

"Hard Fork" means a software update implemented to a blockchain protocol that is incompatible with the existing blockchain protocol, causing a permanent split into two separate blockchain protocols that run in parallel.

"Notice of Enforcement" means a written notice from the Collateral Agent to the Custodian substantially in the form set out in Exhibit C of this Agreement.

"Obligors" means the Pledgor and the Guarantor.

"Secured Obligations" means Obligations as defined in the Credit Agreement.

"Secured Parties" means, collectively, the Administrative Agent, the Collateral Agent and the Lender.

1.2            Interpretation, Etc. In this Agreement, the rules of interpretation contained in Section 1.04 of the Credit Agreement shall apply to the construction of this Agreement, or in any notice given under or in connection with this Agreement.

Section 2. APPOINTMENT.

The Pledgor and the Collateral Agent appoint the Custodian to act as custodian with respect to the Collateral Account and the Collateral Account Property. The Custodian accepts this appointment, and agrees to accept and hold, in its custody and in accordance with the terms of this Agreement, the Collateral Account and all Collateral Account Property.

Section 3. COLLATERAL ACCOUNT; SECURITY INTEREST

3.1            Establishment

The Custodian has established pursuant to the Custody Agreement as a collateral account for the purposes of holding Cash, Bitcoin (BTC), USDC as well as all other property of the Pledgor transferred to or in the possession of the Custodian that is from time to time subject to any Lien in favor of the Secured Parties, and agrees to maintain as a digital assets account until the termination of this Agreement, the special, segregated custody account listed on Exhibit A (the "Collateral Account").

The Collateral Account is in the name of the Pledgor and has been established and will be maintained at the office of the Custodian located at Coinbase Custody Trust Company, LLC, 248 3rd St, #434 Oakland, CA 94607. The Pledgor and the Custodian hereby agree that each item of property (including Bitcoin (BTC), USDC and cash) held in or credited to the Collateral Account on or after the date of this Agreement shall be treated as a "financial asset" within the meaning of UCC §8-102(a)(9).

3.2            Grant of Security

As security for the prompt and complete payment and performance of the Secured Obligations when due (whether due because of demand, mandatory prepayment, or otherwise) and to induce the Lender to make the Loan, the Pledgor hereby pledges and grants to the Collateral Agent for the benefit of the Secured Parties a continuing first priority security interest in and lien on all of Pledgor's right, title and interest in, to and under the Collateral.

3.3            Continuing security interest

(a)            This Agreement creates a continuing security interest in the Collateral and will remain in full force and effect until the irrevocable and indefeasible payment in full of the Secured Obligations, regardless of any intermediate payment or partial discharge.

(b)            The Pledgor agrees that the obligations of the Pledgor hereunder are independent of any other guaranty of or pledge of collateral securing the Secured Obligations, and when making any demand hereunder or otherwise pursuing its rights and remedies hereunder against the Pledgor, the Administrative Agent and/or Collateral Agent may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against the relevant Obligor or any other Person or against any collateral security or guaranty for the Secured Obligations or any right of offset with respect thereto, and any omission by the Administrative Agent to make any such demand, to pursue such other rights or remedies or to collect any payments from the relevant Obligor or any other Person or to realize upon any such collateral security or guaranty or to exercise any such right of offset, or any release of the relevant Obligor or any other Person or any such collateral, security, guaranty or right of offset, shall not relieve the Pledgor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of any Secured Party against the Pledgor. For the purposes hereof "demand" shall include the commencement and continuance of any legal proceedings.

(c)            If, at any time for any reason (including the bankruptcy, insolvency, receivership, reorganization, dissolution or liquidation of the Pledgor or the appointment of any receiver, intervenor or conservator of, or agent or similar official for, the Pledgor or any of its properties), any payment received by the Collateral Agent, Administrative Agent or any other Secured Party in respect of the Secured Obligations is rescinded or avoided or must otherwise be restored or returned by the Collateral Agent, Administrative Agent or that other Secured Party, that payment shall not be considered to have been made for purposes of this Agreement, and this Agreement will continue to be effective or will be reinstated, if necessary, as if that payment had not been made.

3.4            Certain rights and remedies

Without limiting the rights granted to the Collateral Agent under this Agreement and the other Loan Documents, the parties agree that the Collateral Agent will have all the rights and remedies available to a purchaser and a secured party under articles 8 and 9, respectively, of the UCC in respect of the Collateral Account and the Collateral Account Property.

3.5            Filing of financing statements

(a)            The Pledgor authorizes the Collateral Agent to prepare and file, at the Pledgor's expense:

(i)            financing statements describing the Collateral;

(ii)            continuation statements; and

(iii)            any amendment in respect of those statements.

(b)            Without limiting Section 3.5(a), the Pledgor shall, at the expense of the Pledgor and in such manner and form as the Collateral Agent may require, execute, deliver, provider, file and record any financing statement, registration, notice, instrument or document that may in the Collateral Agent's determination be necessary or desirable in order to create, preserve, perfect or validate the lien and security interest granted hereunder, to provide control with respect to any Collateral or to enable the Collateral Agent to exercise and enforce its rights hereunder with respect to such security interests.

Section 4. REPRESENTATIONS, WARRANTIES AND COVENANTS

4.1            Representations, warranties and covenants of Custodian

The Custodian represents and warrants to, and covenants with, the Collateral Agent as follows:

(a)            The Custodian qualifies as a "securities intermediary" as defined in UCC §8-102 with respect to the Collateral Account and agrees that, for the purposes of this Agreement, its "jurisdiction" (as determined by the rules set forth in UCC §8-110(e)) shall be the State of New York.

(b)            The Custodian maintains the Collateral Account solely in the Pledgor's name. The Collateral Account is a "securities account" as defined in UCC §8-501(a). The Pledgor is the Custodian's customer with respect to the Collateral Account.

(c)            As of the date of this Agreement, the Custodian does not know of any claim to, security interest in or lien upon the Collateral Account, except for claims and interests of the parties hereto.

(d)            The Custodian has not entered into any currently effective agreement with any person under which the Custodian may be obligated to comply with an Order (as defined below) originated by a person other than the Pledgor or the Secured Party and will not enter into any such agreement during the effectiveness of this Agreement.

4.2            Representations, warranties and covenants of Pledgor

(a)            The Pledgor represents and warrants to, and covenants with, the Collateral Agent as follows:

(i)            it (i) is the sole entitlement holder (within the meaning of Section 8-102(a)(7) of the UCC) of the Collateral Account and the Collateral Account Property from time to time credited to the Collateral Account and (ii) has not consented to, and is not otherwise aware of, any person (other than the Secured Parties) having Control over, or any other interest in, the Collateral Account Property credited to the Collateral Account;

(ii)            it has not granted and will not grant, or permit to exist, any security or other interest in or any right or claim (including any adverse claim) to the Collateral except those contemplated by this Agreement;

(iii)            no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body in the United States is required for either (a) the grant by the Pledgor of the security interest in the Collateral purported to be created in favor of the Collateral Agent hereunder or (b) the exercise by the Collateral Agent or the Administrative Agent of any rights or remedies in respect of the Collateral, except for (i) filings and other actions necessary to perfect the security interest on the Collateral granted by the Pledgor in favor of the Collateral Agent as may be required under Section 3.5 above, and (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect;

(iv)            other than this Agreement, the Custody Agreement, the Credit Agreement and any customary funds transfer, account or other customer agreement with the Custodian not inconsistent with this Agreement, the Pledgor has not entered into and will not enter into any agreement with any person relating to the Collateral Account or any Collateral Account Property;

(v)            the Pledgor will take any and all actions necessary or desirable to defend (i) title to the Collateral and (ii) the security interest of the Collateral Agent in the Collateral and the first priority thereof against any Lien, in each case against all claims and demands of all persons at any time;

(vi)            the Pledgor will not enter into any agreement or take or cause to be taken any action that could impair the Collateral Agent's rights in the Collateral or the security interests created hereunder Sections 3.2 and 3.3 above; and

(vii)            the Pledgor shall promptly deliver to the Collateral Agent and Administrative Agent such documents relating to the Collateral Account as the Collateral Agent or Administrative Agent may reasonably require.

Section 5. ENTITLEMENT ORDERS AND WITHDRAWALS

5.1            Control of Collateral Account by Secured Parties; the Pledgor's Rights in Collateral Account.

(a)            At all times prior to delivery by the Collateral Agent of a Notice of Enforcement to the Custodian, the Custodian will only act in relation to the Collateral Account and the Collateral Account Property upon receipt of the written instructions and entitlement orders (as such term is defined in the UCC) ("Orders") from the Collateral Agent concerning the Collateral Account and the Collateral Account Property which have been countersigned or otherwise approved by the Pledgor. The Custodian shall comply with such Orders, without further consent from the Pledgor or any other Person and without regard to any inconsistent or conflicting Orders given to Custodian by the Pledgor or any other Person. The Custodian shall have a reasonable period of time not to exceed two (2) business days to comply with any Order.

(b)            Following delivery by the Collateral Agent of a Notice of Enforcement to the Custodian, the Collateral Agent will have the exclusive right to issue Orders concerning the Collateral Account and the Collateral Account Property and the Custodian will act on the sole instructions of the Collateral Agent alone. The Custodian shall comply with such Orders, without further consent from the Pledgor or any other Person and without regard to any inconsistent or conflicting Orders given to Custodian by the Pledgor or any other Person. The Custodian shall have a reasonable period of time not to exceed two (2) business days to comply with any Order.

(c)            The Custodian shall neither accept nor comply with any Order from the Pledgor regarding the Collateral Account or the Collateral Account Property.

(d)            The Custodian shall not comply with any Orders or other instructions concerning the Collateral Account or the Collateral Account Property from any third party without the prior written consent of the Collateral Agent.

(e)            Notwithstanding anything to the contrary contained herein, before the Collateral Agent or any other Secured Party gives the Custodian any Orders concerning the Collateral Account, the Collateral Agent shall deliver to the Custodian such documentation as the Custodian may from time to time reasonably request to evidence the authority of those partners, officers, employees or agents whom the Collateral Agent, the Administrative Agent or any other Secured Party may designate to give Orders, and the Custodian shall be entitled to assume without further inquiry that the person(s) so named shall have the authority to give Orders. The Collateral Agent shall also provide the Custodian with any information as the Custodian may require in order to make a transfer in compliance with an Order. The Pledgor and the Secured Parties understand that a transfer of financial assets by the Custodian may be delayed or not made if the transfer would cause the Custodian to violate any applicable law or regulation.

5.2            Release of Collateral Account Property

(a)            For the avoidance of doubt, the Pledgor acknowledges that, as contemplated by the Loan Documents, the Collateral Agent shall provide instructions to the Custodian in respect of any administrative matters relating to the Collateral Account and in respect of any instruction given prior to an Event of Default in accordance with the Collateral release provisions set forth in Section 2.06(b)(ii) of the Credit Agreement, to deliver the relevant Collateral Account Property to the Pledgor as described in the Credit Agreement.

(b)            The Custodian will be entitled to rely on any written notice (including notice by e-mail) it receives from the Collateral Agent or the Administrative Agent stating that a release of Collateral pursuant to Section 2.06(b)(ii) of the Credit Agreement is permitted.

5.3            Taxes

Any income or other tax payable in respect of the Collateral Account or any Collateral Account Property or on account of any dividends, distributions, interest, gain, profits, income, proceeds or other property received or accrued in respect of any Collateral Account Property or other Collateral (including, for the avoidance of doubt, any digital assets distributed in an Airdrop or resulting from a Hard Fork) will be for the account of the Pledgor. If any applicable law (as determined in the good faith discretion of the Collateral Agent or other applicable withholding agent) requires the payment, deduction or withholding of any Tax from or in respect of the Collateral Account or any Collateral Account Property or any cash or other property distributed or received in respect of the Collateral, then the Collateral Agent or other applicable withholding agent shall be entitled to make such payment, deduction or withholding and pay the amount deducted or withheld to the relevant governmental authority in accordance with applicable law, and any taxes so paid, deducted or withheld shall be economically borne by the Borrower, which shall not receive any additional amounts in respect of any such taxes. The Borrower shall indemnify the Collateral Agent within ten (10) days after demand therefor, for the full amount of any taxes payable or paid by the Collateral Agent or any other applicable withholding agent in respect of the Collateral or required to be withheld or deducted from or otherwise paid with respect to any cash or property distributed or received in respect of the Collateral, as well as in each case any reasonable expenses arising therefrom or with respect thereto, and in each case whether or not such taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount and basis of such payment or liability delivered to the Borrower by the Collateral Agent shall be conclusive absent manifest error. The parties' obligations under this Section 5.3 shall survive any assignment of rights by, or the replacement of, a Lender or the Collateral Agent, the termination of the Credit Agreement or the Collateral Agreement and the repayment, satisfaction or discharge of all obligations under any Loan Document.

5.4            Remedies

(a)            If an Event of Default under the Credit Agreement has occurred and is continuing, the Collateral Agent, on behalf of the Secured Parties, may exercise all of the rights, powers and remedies in respect of the Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it at law or in equity, of a secured party on default under the UCC (whether or not the UCC applies to the affected Collateral) or other applicable law, and may also pursue any of the following (or any combination of the following) separately, successively or simultaneously:

(i)            exercise dominion and control over the Collateral and the Collateral Account, and apply any and all cash amounts standing to the credit of the Collateral Account or otherwise constituting Collateral to pay the Secured Obligations, whether or not the Administrative Agent shall have made any demand under the Credit Agreement or this Agreement, and without prior notice to the Pledgor;

(ii)            without notice to the Pledgor, to transfer all or any portion of the Collateral to its name or account or the name or account of its nominee or agent; and

(iii)            without prior notice (except as specified herein or otherwise in accordance with the requirements of the UCC), sell, assign or otherwise dispose of the Collateral or any part thereof in one or more transactions or lots at public or private sale, at any of the Collateral Agent's offices or elsewhere, for money, on credit or for future delivery, at such time or times and at such prices and upon such other terms as the Collateral Agent may deem commercially reasonable. Upon consummation of any such sale, the Collateral Agent will have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold, and each such purchaser will acquire the property sold absolutely, free from any claim or right on the part of the Pledgor.

(b)            The Collateral Agent may be the purchaser of any or all of the Collateral at any public or private sale thereof, subject to the requirements of the UCC. The Pledgor hereby waives any notice of the time and place of any public sale or the time at which any private sale or other disposition of any of the Collateral may be made. To the extent such notice may not be waived under applicable law, any notice made will be deemed reasonable if sent to the Pledgor, addressed as set forth in the notice provisions of this Agreement, at least ten days prior to the date of any such public sale or the time after which any such private sale or other disposition may be made. The Pledgor acknowledges that any private sale may result in prices and other terms less favorable to the seller than if such sale were a private sale and notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by virtue of such sale being private. The Pledgor acknowledges that the Collateral is of a type customarily sold on a recognized market and is subject to widely distributed price quotations and may threaten to decline speedily in value within the meaning of the UCC.

(c)            The Collateral Agent shall apply the proceeds of any such sales, assignments or dispositions of Collateral, or other proceeds of the Collateral, after deduction of any costs and expenses of the Collateral Agent in connection with such sales, assignments or dispositions, to the payment of the Secured Obligations to the Secured Parties. If the proceeds of any sale, assignment or other disposition of the Collateral are insufficient to pay the entire amount of the Secured Obligations, the Pledgor shall remain liable for the deficiency. If the proceeds of any sale, assignment or other disposition of the Collateral are more than sufficient to pay the entire amount of the Secured Obligations, the Collateral Agent shall transfer the surplus amount as directed by the Pledgor.

Section 6. CUSTODIAN

6.1            Custodian's Responsibilities

(a)            The Custodian shall not be liable to the Pledgor for complying with Orders originated by the Collateral Agent or any other Secured Party, even if the Pledgor notifies the Custodian that the Collateral Agent or relevant Secured Party is not legally entitled to issue Orders, unless the Custodian takes the action after being served with an injunction, restraining order, or other legal process enjoining it from doing so, issued by a court of competent jurisdiction, and has had a reasonable opportunity to act on the injunction, restraining order or other legal process.

(b)            The Custodian shall be entitled to conclusively rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing in good faith believed by it to be genuine and to have been signed or sent by the proper person.

(c)            The Custodian may obtain the advice of external legal counsel selected by it to advise on (i) the interpretation of any of the provisions of this Agreement or (ii) any action of the Custodian necessary to satisfy the Custodian's duties hereunder and shall be fully protected in relying in good faith on counsel's advice on such interpretation or action or in connection with any subsequent acts or omissions of the Custodian made in good faith in reliance upon and in conformity with such advice. Further, if at any time the Custodian determines that on account of non-contractual legal obligations wholly apart from its obligations under this Agreement, the Custodian is uncertain as to its duties to transfer the digital assets in the Collateral Account as instructed by the Collateral Agent or any other Secured Party, as applicable (including, without limitation, due to a determination by the Custodian that a transfer may be prohibited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors' rights generally), then the Custodian shall promptly give the Secured Parties and the Pledgor written notice of its determination and may retain the digital assets in the Collateral Account until the Custodian determines that its non-contractual legal obligations to transfer digital assets in the Collateral Account as instructed by the Collateral Agent (or other Secured Party), as applicable, have been adequately clarified. The determination may be based upon the receipt of (i) an order from a court (or other forum) of competent jurisdiction that directs the Custodian to take action in respect of the digital assets in the Collateral Account, (ii) a copy of a declaratory or other judgment from a court (or other forum) of competent jurisdiction that clarifies its legal obligations to transfer digital assets in the Collateral Account as instructed by the Collateral Agent or any other Secured Party, as applicable, (iii) an opinion of external counsel acceptable in good faith to the Custodian stating that the Custodian is permitted by law to transfer the digital assets in the Collateral Account as instructed by the Collateral Agent or any other Secured Party, as applicable or (iv) other assurances satisfactory to Custodian.

(d)            Notwithstanding anything in this Agreement to the contrary, the Custodian will have no responsibility or liability to the Secured Parties or the Pledgor or to any other person or entity for acting in accordance with (i) any judicial or arbitral process, injunction or other order, writ, judgment, decree or claim relating to the Collateral Account or the Collateral Account Property even if subsequently modified, vacated or otherwise determined to have been without legal force or effect, (ii) the rules, regulations or interpretations of any regulatory body of competent jurisdiction, or (iii) any instructions given or made to the Custodian by any regulatory body of competent jurisdiction acting in an official capacity.

(e)            This Agreement does not create any obligation of the Custodian except for those expressly set forth in this Agreement. In particular, the Custodian will have no fiduciary duties under this Agreement to any other party, whether as trustee, agent, bailee or otherwise.

(f)            The Custodian shall have no duty to notify the Pledgor or make any inquiry into or investigate whether or not an event of default exists under any agreement between the Pledgor and the Secured Parties or the Secured Parties' right or authority to deliver any Orders or instructions.

(g)            The Custodian shall have no obligation to monitor, ensure, or enforce the Pledgor's or the Secured Parties' compliance with any applicable law, rule, regulation, or order and shall not be deemed to have breached any provision of this Agreement or to have committed fraud, negligence, gross negligence, or willful misconduct for obeying an instruction authorized under this Agreement that violates or is alleged to violate any applicable law, rule, regulation or order.

(h)            In no event will the Custodian have any liability to the Pledgor or the Secured Parties or any third party in connection herewith for any (i) consequential, special, punitive or indirect loss or damage whether or not any claim for such damages is based on tort or contract or whether the Custodian knew or should have known the likelihood of such damages in any circumstances, (ii) failure to comply with Orders or delay in complying with Orders if such failure or delay is due to strikes, lockouts or other labor disturbances, riots, fire, earthquake, floods, lightning, pandemics, epidemics, other acts of God, or circumstances beyond the Custodian's reasonable control, (iii) failure to act by the Pledgor or the Secured Parties or (iv) failure to act due to its determination that such action would result in the Custodian failing to comply with a statute, rule or regulation, binding upon the Custodian, except, with respect to (iv) above, to the extent such losses, liabilities and damages directly result from Custodian's gross negligence or willful misconduct.

(i)            In the event that the Custodian is liable to the Pledgor or the Secured Parties under this Agreement, the Custodian's liability shall be limited to the lesser of (i) the actual direct and provable amount of money damages suffered by the claiming party or (ii) the amount maintained in the Collateral Account at the time the claim for such liability arose.

6.2            Priority of Secured Party's Security Interest; Rights Reserved by Custodian. All of the Custodian's present and future rights against the Collateral Account are subordinate to the security interest of the Secured Parties therein; provided, however, that the Secured Parties agree that nothing herein subordinates or waives, and that the Custodian expressly reserves, all of its present and future rights, including a security interest prior to that of the Collateral Agent's in the Collateral Account to the extent necessary to secure the Custodian for the payment of any usual and customary commissions or fees or expenses owing to the Custodian with respect to the Collateral Account.

6.3            Indemnity.

The Pledgor shall indemnify and hold harmless the Custodian, its affiliates, and their officers, directors, employees, and agents against all claims, demands, losses, liabilities, damages, costs and expenses (including reasonable attorney's fees and disbursements and the reasonable estimate of the allocated costs and expenses of the Custodian's in-house legal counsel and staff) in any way arising out of:

(a)            the Custodian in complying with instructions or requests given by the Secured Parties hereunder;

(b)            the Collateral Account, any Collateral Account Property or any other Collateral;

(c)            this Agreement or any default under or breach of this Agreement by the Pledgor;

(d)            any action taken or omitted by the Custodian or the Collateral Agent under this Agreement or any exercise or enforcement of rights or remedies under this Agreement; or

(e)            any sale or other disposition of or any realization on any Collateral Account Property or any other Collateral,

except to the extent the claims, liabilities, costs and expenses are caused by the Custodian's gross negligence, fraud or willful misconduct.

6.4            Reliance. The Custodian will be entitled to rely, without independent verification, upon representations of the Pledgor, the Collateral Agent or the Administrative Agent and any certificate, notice or other document of the Pledgor, the Collateral Agent or the Administrative Agent or other appropriate persons it believes to be genuine and correct and to have been signed or sent by or on behalf of the person or persons purporting to issue that certificate, notice or other document.

6.5            Statements; Notices of Adverse Claims. At the Secured Parties' expense and request, to the extent the Custodian has the operational ability to do so, the Custodian agrees to send copies of all statements with respect to the Collateral Account to the Collateral Agent and Administrative Agent. The Custodian is authorized to disclose to the Secured Parties such other information concerning the Collateral Account as each Secured Party may from time to time request; provided, however, that the Custodian shall have no duty or obligation to comply with any such request. Except as otherwise required by law, the Custodian will use reasonable efforts to promptly notify each of the Secured Parties and the Pledgor if the Custodian receives a notice that any other person claims that it has a security or property interest in or lien upon a Collateral Account. The Pledgor and the Administrative Agent shall have thirty (30) days after receipt of a statement of a Collateral Account to notify the Custodian of an error in such statement. The Custodian's liability for any such error is limited in accordance with Section 6 hereof.

6.6            Custody agreement

In the event of a conflict between this Agreement, the Custody Agreement and any other agreement between Custodian and Pledgor, the terms of this Agreement will prevail.

Section 7. GENERAL PROVISIONS

7.1            Amendments and waivers.

(a)            This Agreement may be amended or modified only in writing signed by the Pledgor, the Collateral Agent, the Administrative Agent and the Custodian, and no waiver of any right under this Agreement will be binding unless it is in writing and signed by the party to be charged.

(b)            A waiver will be effective only in the specific instance and for the specific purpose for which it is given.

(c)            The Pledgor shall not agree to any amendment, restatement, supplement or other modification to, or waiver of, the Custody Agreement without, in each case, obtaining the prior written consent of the Administrative Agent and the Lender to such amendment, restatement, supplement or other modification or waiver.

7.2            Waivers and remedies cumulative

(a)            The rights of the Custodian and of the Collateral Agent and the other Secured Parties under this Agreement:

(i)            may be exercised as often as necessary;

(ii)            are cumulative and not exclusive of their rights under other agreements or law; and

(iii)            may be waived only in writing and specifically.

(b)            Delay in the exercise or the non-exercise of any right is not a waiver of that right.

(c)            No notice to or demand upon the Pledgor will entitle the Pledgor to any further, subsequent or other notice or demand in similar or any other circumstances.

7.3            Successors and assigns

This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, except that the Pledgor may not assign its obligations under this Agreement. Any purported assignment by the Pledgor in violation of this provision shall be void and of no effect.

7.4            Costs, expenses and taxes

The Pledgor agrees to pay to the Custodian, the Collateral Agent and the other Secured Parties on demand all reasonable and documented costs, expenses (including legal fees and expenses) and taxes incurred or arising in connection with the preparation, documentation, negotiation, execution, delivery, administration or enforcement of this Agreement, the administration or maintenance of the Collateral Account or the Collateral Account Property, or any amendment or restructuring of or waiver or consent under this Agreement.

7.5            Governing law

(a)            THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. The parties further agree that the law applicable to all the issues in Article 2(1) of The Hague Convention on the Law Applicable to Certain Rights in Respect of Securities Held with a Custodian shall be the law of the State of New York.

(b)            The Custodian may not change the law governing the Collateral Account without each of the Secured Parties' express written consent, which consent shall not be unreasonably withheld.

7.6            Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

7.7            Electronic Execution. The words "signed, "writing," execution," "execute", "signature," and words of like imported in this Agreement are deemed to include electronic signatures and the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act or any similar state laws.

7.8            Complete agreement. This Agreement is the entire agreement between the Custodian, the Collateral Agent and the other Secured Parties and the Pledgor with respect to the matters to which it relates and supersedes any prior agreements and contemporaneous oral agreement of the parties concerning its subject matter.

7.9            Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

7.10            Other Agreements. For so long as this Agreement remains in effect, transactions involving the Collateral Account shall be subject, except to the extent inconsistent herewith, to the provisions of such digital assets account agreements, disclosures, and fee schedules as are in effect from time to time with respect to the Collateral Account.

7.11            Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Pledgor may not assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of each the Secured Parties. If any of the Secured Parties assign their interests to an affiliate, such Secured Party must give the Pledgor and the Custodian ten (10) business days' advance notice in writing.

7.12      Notices.

(a)            Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for hereunder shall be delivered by hand or overnight courier service (including international courier), mailed by certified or registered mail or sent by facsimile or electronic communications (such as e-mail):

(i)            if to the Pledgor, at its address: 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, attention: Aniss Amdiss or to email addresses: [Redacted: Personal Contact Information] or any of the other contacts listed in Schedule 1 to the Credit Agreement (which Schedule 1 may be amended from time to time by the Borrower and the Lender);

(ii)            if to the Lender, the Collateral Agent or the Administrative Agent, at its address: Coinbase Credit, Inc., 248 3rd Street, #434 Oakland CA 94607, United States or to email address: [Redacted: Personal Contact Information]; and

(iii)            if to the Custodian, via email at: [Redacted: Personal Contact Information].

(b)            Delivery by facsimile or other electronic communication of an executed counterpart of any amendment or waiver of any provision of this Agreement shall be effective as delivery of a manually executed counterpart thereof. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in paragraph (c) below, shall be effective as provided in said paragraph (c)

(c)            Notices and other communications to the Pledgor, the Custodian, the Collateral Agent and the Administrative Agent hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent. The Pledgor, the Custodian, the Collateral Agent or the Administrative Agent may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefore; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(d)            Any party hereto may change its address, email or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

7.13            Jurisdiction. SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR ANY OF THE OBLIGATIONS HEREUNDER, SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, PLEDGOR, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER THAN WITH RESPECT TO ACTIONS BY ANY AGENT IN RESPECT OF RIGHTS UNDER ANY SECURITY AGREEMENT GOVERNED BY A LAWS OTHER THAN THE LAWS OF THE STATE OF NEW YORK OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO); (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO PLEDGOR AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 7.12; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER PLEDGOR IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST PLEDGOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

7.14            Waiver of jury trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.15            Termination.

(a)            None of the Pledgor, the Custodian or the Secured Parties will close the Collateral Account prior to termination of this Agreement.

(b)            The Pledgor may not unilaterally terminate this Agreement. The Secured Parties may terminate this Agreement by notice to the Custodian and the Pledgor in the form of Exhibit B attached hereto (a "Notice of Termination"), expressly stating that the Secured Parties are terminating this Agreement and no longer claim any security interest in the Collateral Account.

(c)            The Custodian may terminate this Agreement upon thirty (30) days' notice to each of the Secured Parties and the Pledgor; provided, however, that this Agreement may be terminated immediately by notice from the Custodian to the Secured Parties and the Pledgor, should the any of the Secured Parties or Pledgor fail to make any payment when due to the Custodian.

(d)            The termination of this Agreement will not affect any rights created or obligations incurred under this Agreement before termination. Section 6 and Section 7.4 will survive termination of this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

HUT 8 HOLDINGS INC.
as Pledgor

By:
Name:
Title:

[Signature page to Pledge and Collateral Account Control Agreement]

COINBASE CUSTODY TRUST COMPANY, LLC
as Custodian

By:
Name:
Title:
Email:

COINBASE CREDIT, INC.
as Collateral Agent and Administrative Agent

By:
Name:
Title:
Email:

[Signature page to Pledge and Collateral Account Control Agreement]

Exhibit A. Collateral Account

Collateral Account Name	Collateral Account Number

Exhibit B. Form of Notice of Termination

Date: [date]

To: Coinbase Custody Trust Company LLC

Via email at [Redacted: Personal Contact Information]

Attention: Custody Product Legal

[NAME OF CLIENT]

[address]

Attn: [name]

Email: [email address]

Dear [____________________]

Re: Pledge and Collateral Account Control Agreement, dated as of [date] (the "Control Agreement"), by and among is made by and among HUT 8 HOLDINGS INC., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, as pledgor, the "Pledgor"), COINBASE CREDIT, INC. as collateral agent (in that capacity, the "Collateral Agent"), as administrative agent (in that capacity, the "Administrative Agent") and as lender (in that capacity, the "Lender", and together with the Collateral Agent and the Administrative Agent, the "Secured Parties"), and Coinbase Custody Trust Company, LLC, a New York limited purpose trust company (the "Custodian").

We refer to the Control Agreement. Defined terms in the Control Agreement will, unless otherwise defined in this notice, have the same meaning given to them in the Control Agreement.

We hereby notify you that we are terminating the Control Agreement and no longer claim a security interest in the Collateral Account. This notice terminates any obligations you may have to the undersigned with respect to the Collateral Account.

Please acknowledge receipt of this notice by signing and returning the enclosed copy of this notice.

Yours truly,

COINBASE CREDIT, INC.

By:
Name:
Title:

Acknowledgement:

We acknowledge receipt of a Notice of Termination from the Secured Parties, a copy of which is set out above.

COINBASE CUSTODY TRUST COMPANY, LLC

By:
Name:
Title:

[HUT 8 HOLDINGS INC.][HUT 8 MINING CORP.]

By:
Name:
Title:

Exhibit C. Form Of Notice Of Enforcement

From:      Coinbase Credit, Inc. (the "Collateral Agent")

To:          Coinbase Custody Trust Company, LLC (the "Custodian")

Copy:     HUT 8 HOLDINGS INC., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation) (the "Pledgor")

Re:          NOTICE OF ENFORCEMENT

We refer to the Pledge and Collateral Account Control Agreement entered into between the Custodian, the Collateral Agent and the Pledgor dated [●], 2023 (the "Agreement"). Capitalized terms used herein shall have the meaning ascribed to them in the Agreement.

This notice constitutes a Notice of Enforcement for the purposes of the Agreement.

The Collateral Agent hereby notifies the Custodian that an Event of Default (as defined in the Credit Agreement) under the Credit Agreement has occurred and is continuing and that the Collateral Agent is enforcing the Collateral (as defined in the Agreement) pursuant to the Agreement.

The Collateral Agent hereby requires the Custodian to act upon its instructions with respect to the Accounts in accordance with Clause 5.1(b) (Control of Collateral Account by Secured Parties; the Pledgor's Rights in Collateral Account) of the Agreement.

Yours faithfully

COINBASE CREDIT, INC.

EXHIBIT E -
FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date:____________,

To:      ______________, as Lender

Ladies and Gentlemen:

Reference is made to the Credit Agreement dated as [●], 2023 (as amended or modified from time to time, the "Credit Agreement") between Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, the "Borrower"), the Lender (as defined in the Credit Agreement) and the Administrative Agent (as defined in the Credit Agreement). Terms defined in the Credit Agreement are used herein with the same meaning.

The undersigned officer hereby certifies as of the date hereof that he/she is the _______________________ of the Guarantor, and that, as such, he/she is authorized to execute and deliver this Certificate to the Lender on the behalf of the Guarantor, and that:

1.            The Guarantor has delivered the unaudited financial statements required by Section 5.01(j)(ii) of the Credit Agreement for the fiscal quarter of the Guarantor ended as of the above date. Such financial statements fairly present the financial condition, results of operations and cash flows of the Guarantor in accordance with [International Financial Reporting Standards] [United States Generally Accepted Accounting Principles] as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes.

2.            The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a detailed review of the transactions and condition (financial or otherwise) of the Guarantor during the accounting period covered by such financial statements.

3.            A review of the activities of the Guarantor during such fiscal period has been made under the supervision of the undersigned with a view to determining whether during such fiscal period the Guarantor performed and observed all its Obligations under the Loan Documents, and

[select one:]

[to the best knowledge of the undersigned, during such fiscal period the Guarantor performed and observed each covenant and condition of the Loan Documents applicable to it, and no Default has occurred and is continuing.]

--or--

[to the best knowledge of the undersigned, during such fiscal period the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of __________________________, ___________.

[GUARANTOR]

By:
Name: [Type Signatory Name]
Title: [Type Signatory Title]

SCHEDULE 1

AUTHORIZED BORROWER CONTACTS FOR NOTICES

For all notices:

24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

Attn: Aniss Amdiss

Email: [Redacted: Personal Contact Information]

For margin call notices:

24 Duncan Street, Suite 500

Toronto, Ontario M5V 2B8

Attn: Shenif Visram

Email: [Redacted: Personal Contact Information]

EXHIBIT F –
FORM OF LTV BREACH NOTICE

Ladies and Gentlemen:

We hereby refer to the credit agreement dated as of [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; all terms defined therein shall have the same meaning in this notice unless otherwise defined herein), by and among Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation) (the "Borrower") and Coinbase Credit Inc. as lender ("Lender"), as Administrative Agent ("Administrative Agent") and as Collateral Agent ("Collateral Agent").

We hereby inform you that the Actual LTV Ratio (as defined in the Credit Agreement) is equal to or in excess of the [Liquidation LTV] (as defined in the Credit Agreement) as of the date indicated on Schedule 1 hereto. We hereby further inform you that pursuant to Section 2.03(f) of the Credit Agreement, the Borrower is required to provide Additional Collateral or prepay the Loans in accordance with the terms set forth therein.

This LTV Breach Notice and any non-contractual obligations arising out of or in connection with it are governed by New York law.

Very truly yours, COINBASE CREDIT INC. as Collateral Agent and Administrative Agent

By:
Name:
Title:

Schedule 1 to LTV Breach Notice

LTV Breach Notice Time: [date][time]

Loan Amount (USD): [●]

Current Collateral (BTC): [●]

BTC Price: [●]

Cure Amount (BTC): [●]

Cure Deadline: [●]

Amount of Collateral (BTC) required to be sold to pay all outstanding and unpaid principal amount of the Loan plus the then accrued and unpaid interest thereon under the Credit Agreement: [●]

Actual LTV Ratio: [●]

Please reach out to your client service representative for further information.

EXHIBIT G – FORM OF MARGIN
FUNDING NOTICE

Ladies & Gentlemen:

We hereby refer to the credit agreement dated as of [●] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Credit Agreement"; all terms defined therein shall have the same meaning in this notice unless otherwise defined herein), by and among Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation) (the "Borrower") and Coinbase Credit Inc. as lender ("Lender"), as Administrative Agent ("Administrative Agent") and as Collateral Agent ("Collateral Agent").

We hereby inform you that a Margin Call Event (as defined in the Credit Agreement) has occurred as of the date indicated on Schedule 1 hereto and set forth on Schedule 1 hereto are the Actual LTV Ratio calculations referring to such Margin Call Event. We hereby further inform you that pursuant to Section 2.06(a)(i)of the Loan Agreement, the Borrower is required to deposit Additional Collateral to the Collateral Account in the amount and within the Margin Funding Deadline set forth on Schedule 1 hereto.

This Margin Funding Notice and any non-contractual obligations arising out of or in connection with it are governed by New York law.

Very truly yours, COINBASE CREDIT INC. as Collateral Agent and Administrative Agent

By:
Name:
Title:

Schedule 1 to Margin Funding Notice

Margin Call Issue Time: [date][time]

Loan Amount (USD): [●]

Current Collateral (BTC): [●]

BTC Price: [●]

[Actual LTV Ratio] 1: [●]

Cure Amount (BTC): [●]

Margin Funding Deadline: [●]

Margin Call Reference: [●]

Please reach out to your client service representative for further information.

1 To be used in case of a Margin Call Event pursuant to Section 2.06(a)(i) of the Credit Agreement.

EXHIBIT H – FORM OF GUARANTY

GUARANTY

This GUARANTY (this "Guaranty"), dated as of _______________________ is made by Hut 8 Mining Corp., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Corp., its successor in interest pursuant to the terms of the Hut Amalgamation, the "Guarantor"), in favor and for the benefit of Coinbase Credit, Inc., as Administrative Agent, Collateral Agent and Lender (in any such capacities herein called the "Beneficiary") under that certain Credit Agreement, dated as of the date hereof, by and among Hut 8 Holdings Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (including Hut 8 Mining Corp., its successor by amalgamation pursuant to the terms of the Hut Amalgamation, the "Borrower") and the Beneficiary (said Credit Agreement, as it may hereafter be amended, amended and restated, supplemented or otherwise modified from time to time, being the "Credit Agreement"). Capitalized terms defined in the Credit Agreement and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

In consideration of the substantial direct and indirect benefits derived by the Guarantor from the transactions under the Credit Agreement, and in order to induce Beneficiary to enter into the Credit Agreement, the Guarantor, the parent company to the Borrower, hereby agrees as follows:

1.            Guaranty. The Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of the Obligations of the Borrower whether such Obligations are now existing or hereafter incurred under, arising out of or in connection with any Loan Document and whether at maturity, by acceleration or demand, after notice of prepayment or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the U.S. Bankruptcy Code of 1978, as amended, the Bankruptcy and Insolvency Act (Canada), as amended, the Companies' Creditors Arrangements Act (Canada), as amended or any other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, receivership, insolvency, winding-up, restructuring, examinership or similar debtor relief laws of any applicable jurisdiction from time to time in effect and affecting the rights of creditors generally, including any arrangement provisions pursuant to any corporate statute (collectively, "Debtor Relief Laws"). The Guarantor hereby agrees to be bound by the provisions of Section 2.09 of the Credit Agreement and shall make all payments free and clear of Taxes as provided therein.

2.            Guaranty Absolute and Unconditional. Other than in respect of the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations, the Guarantor agrees that its obligations hereunder are irrevocable, continuing, absolute and unconditional, shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety and shall not be discharged or impaired or otherwise affected by, and subject to the foregoing and to the fullest extent permitted by law the Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of:

(a)            Any change in the time, place or manner of payment or performance of, or in any other term of the Obligations (including any amendment, restatement, renewal, increase, decrease or other alteration thereof), or any rescission, waiver, release, discharge, settlement, assignment, amendment or other modification of the Credit Agreement or the other Loan Documents or the acceptance or refusal of any offer of performance with respect to, or substitutions for, the Obligations or any agreement relating thereto.

(b)            Any taking, exchange, substitution, release, impairment, amendment, waiver, modification or non-perfection of any collateral or any other guaranty for the Obligations, or any manner of sale, disposition or application of proceeds of any collateral or other assets to all or part of the Obligations.

(c)            Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

(d)            The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of the Guarantor or any other guarantor or surety with respect to the Obligations.

(e)            The failure to assert or enforce or agreement not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy with respect to the Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Obligations.

(f)            Any defenses, set-offs or counterclaims which the Borrower may assert against Beneficiary in respect of the Obligations, including but not limited to failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury.

(g)            Any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Borrower or any other person under the Credit Agreement or any other document or instrument delivered in connection therewith.

(h)            Any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of the Guarantor as an obligor in respect of the Obligations.

(i)            The exercise of any rights available to the Beneficiary under the Loan Documents, at law or in equity.

3.	Certain Waivers; Acknowledgments. The Guarantor further acknowledges and agrees as follows:

(a)            The Guarantor hereby unconditionally and irrevocably waives, to the fullest extent permitted by law, any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

                (b)            This Guaranty is a guaranty of payment and performance and not of collection.

(c)            This Guaranty is a direct guaranty and independent of the obligations of the Borrower under the Credit Agreement. The Beneficiary may enforce this Guaranty upon the occurrence and during the continuance of an Event of Default under the Credit Agreement, without limitation of other rights to enforce this Guaranty under other circumstances as set forth herein. The Guarantor waives, to the fullest extent permitted by law, for the benefit of the Beneficiary: (i) any right to require the Beneficiary, as a condition of payment or performance by the Guarantor, to proceed against the Borrower, any other guarantor of the Obligations or any other Person, proceed against or exhaust any security held from the Borrower, any other guarantor of the Obligations or any other Person, proceed against or have resort to any balance of any deposit account or credit on the books of any Beneficiary in favor of the Borrower or any other Person, or pursue any other remedy in the power of any Beneficiary; (ii) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the Borrower including, without limitation, any defense based on or arising out of the lack of validity or the unenforceability of the Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the Borrower from any cause other than payment in full of the Obligations; (iii) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (iv) any defense based upon the Beneficiary's errors or omissions in the administration of the Obligations, except behavior that amounts to bad faith; (v) any principles or provisions of law, statutory or otherwise, that are or might be in conflict with the terms of this Guaranty and any legal or equitable discharge of Guarantor's obligations hereunder, the benefit of any statute of limitations affecting the Guarantor's liability hereunder or the enforcement hereof, any rights to set-offs, recoupments and counterclaims, and promptness, diligence and any requirement that the Beneficiary protect, secure, perfect or insure any Lien or any property subject thereto; (vi) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance of this Guaranty, notices of default under the Credit Agreement, or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Obligations or any agreement related thereto, notices of any extension of credit to the Borrower and notices of any of the matters referred to in this Section and any right to consent to any thereof; (vii) any requirements for appraisal, valuation, stay, extension, marshalling of assets or the benefit of redemption or exemption laws; and (viii) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Guaranty.

(d)            The Guarantor waives, to the fullest extent permitted by law, all rights by statute or otherwise to require the Beneficiary to institute suit against the Guarantor and/or to exercise due diligence in enforcing this Guaranty. Notwithstanding anything contained herein to the contrary, the Obligations of the Guarantor shall be limited to the maximum amount so as to not constitute a fraudulent transfer or conveyance for purposes of Debtor Relief Laws or any applicable state or provincial law or otherwise to the extent applicable to this Guaranty and the Obligations of the Guarantor hereunder.

(e)            Any interest on any portion of the Obligations that accrues after the commencement of any proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of the Borrower (or, if interest on any portion of the Obligations ceases to accrue by operation of law by reason of the commencement of said proceeding, such interest as would have accrued on such portion of the Obligations if said proceeding had not been commenced) shall be included in the Obligations because it is the intention of the Guarantor and the Beneficiary that the Obligations should be determined without regard to any rule of law or order that may relieve the Borrower of any portion of such Obligations.

(f)            The Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by the Beneficiary upon the insolvency, bankruptcy or reorganization of the Borrower.

4.            Subrogation. The Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5.            Representations and Warranties. The Guarantor makes, for the benefit of the Beneficiary, each of the representations and warranties set forth in Section 4.01 of the Credit Agreement (other than Section 4.01(i) thereof) as if such representations and warranties were set forth in full in this Guaranty and, in the case of such representations and warranties, with each reference to the Borrower being deemed to be a reference to the Guarantor.

6.            Notices.

(a)            Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for hereunder shall be delivered by hand or overnight courier service (including international courier), mailed by certified or registered mail or sent by facsimile or electronic communications (such as e-mail):

(i)	if to the Guarantor, at its address: 24 Duncan Street, Suite 500, Toronto, Ontario M5V 2B8, attention: Aniss Amdiss or to email address: [Redacted: Personal Contact Information]; or

(ii)	if to the Beneficiary in any of its capacities, at its address: Coinbase Credit, Inc., 248 3rd Street, #434 Oakland CA 94607, United States or to email address: [Redacted: Personal Contact Information].

(b)            Delivery by facsimile or other electronic communication of an executed counterpart of any amendment or waiver of any provision of this Agreement shall be effective as delivery of a manually executed counterpart thereof. Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in paragraph (c) below, shall be effective as provided in said paragraph (c).

(c)            Notices and other communications to the Guarantor or the Beneficiary hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Beneficiary. The Guarantor or the Beneficiary may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Beneficiary otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefore; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(d)            Any party hereto may change its address, email or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

7.            Assignment. This Guaranty shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that the Guarantor may not, without the prior written consent of the Beneficiary, assign any of its rights, powers or obligations hereunder. Any attempted assignment in violation of this section shall be null and void.

8.            Governing Law; Service of Process. THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO ANY CHOICE OF LAW DOCTRINE. EACH PARTY IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 6 HEREOF AND AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO OR ANY OTHER LOAN DOCUMENTS, OR ANY OF THE OBLIGATIONS, SHALL BE BROUGHT IN ANY FEDERAL COURT OF THE UNITED STATES OF AMERICA SITTING IN THE BOROUGH OF MANHATTAN OR, IF THAT COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, IN ANY STATE COURT LOCATED IN THE CITY AND COUNTY OF NEW YORK. BY EXECUTING AND DELIVERING THIS GUARANTY, THE GUARANTOR, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE (SUBJECT TO CLAUSE (E) BELOW) JURISDICTION AND VENUE OF SUCH COURTS; (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE GUARANTOR AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 6 ABOVE; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE GUARANTOR IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT THE BENEFICIARIES RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST THE GUARANTOR IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER THIS GUARANTY OR THE ENFORCEMENT OF ANY JUDGMENT, AND HEREBY SUBMITS TO THE JURISDICTION OF, AND CONSENTS TO VENUE IN, ANY SUCH COURT.

9.            Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OF THE OBLIGATIONS HEREUNDER.

10.            Cumulative Rights. Each right, remedy and power hereby granted to the Beneficiary or allowed it by applicable law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Beneficiary at any time or from time to time.

11.            Severability. If any provision of this Guaranty is to any extent determined by final decision of a court of competent jurisdiction to be unenforceable, the remainder of this Guaranty shall not be affected thereby, and each provision of this Guaranty shall be valid and enforceable to the fullest extent permitted by law.

12.            Entire Agreement; Amendments; Headings; Effectiveness. This Guaranty constitutes the sole and entire agreement of the Guarantor and the Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter. No amendment or waiver of any provision of this Guaranty shall be valid and binding unless it is in writing and signed, in the case of an amendment, by both parties, or in the case of a waiver, by the party against which the waiver is to be effective. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty. Delivery of this Guaranty by facsimile or in electronic (i.e., pdf or tif) format shall be effective as delivery of a manually executed original of this Guaranty.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the undersigned has caused this Guaranty to be duly executed and delivered by its duly authorized signatory as of the day and year first above written.

GUARANTOR

HUT 8 MINING CORP.

By:
Name:
Title:

[Signature Page to Guaranty]

Accepted and agreed to:

BENEFICIARY:
COINBASE CREDIT, INC.

By:
Name:
Title:
Email:

[Signature Page to Guaranty]